     As filed with the Securities and Exchange Commission on April 8, 1999

                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                                ----------------

                                WEBVALLEY, INC.
               (Exact name of issuer as specified in its charter)

         Minnesota                    7310                  41-1842864
                                Primary Standard         (I.R.S. Employer
      (State or other              Industrial           Identification No.)
      jurisdiction of        Classification Code No.
     incorporation or
       organization)

                       1011 First Street South, Suite 203
                            Hopkins, Minnesota 55343
                                 (612) 939-2500
         (Address and telephone number of principal executive offices)

                                 SATYA P. GARG
                     President and Chief Executive Officer
                                WebValley, Inc.
                       1011 First Street South, Suite 203
                            Hopkins, Minnesota 55343
                                 (612) 939-2500
           (Name, address and telephone number of agent for service)

                                   Copies to:
      Jeffrey C. Anderson, Esq.                   Robert K. Ranum, Esq.
       Jennifer C. Debrow, Esq.                   James H. Snelson, Esq.
    Gray, Plant, Mooty, Mooty and                Fredrikson & Byron, P.A.
            Bennett, P.A.                       1100 International Centre
           3400 City Center                      900 Second Avenue South
        33 South Sixth Street                   Minneapolis, MN 55402-3397
      Minneapolis, MN 55402-3796

                                ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                                        Proposed Maximum
                            Amount     Proposed Maximum    Aggregate
 Title of Shares to be       to be      Offering Price      Offering        Amount of
       Registered        Registered(1)   Per Share(2)       Price(2)     Registration Fee
-----------------------------------------------------------------------------------------
Common Stock, $0.01 par
 value.................                     $             $34,500,000         $9,591
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee under Rule 457(o).

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission (SEC) pursuant to said Section 8(a), may determine.

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to completion, dated April 8, 1999.

Prospectus

                                       Shares


                                [WEBVALLEY LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

  This is our initial public offering and no public market currently exists for
our shares. We are offering    shares. We propose to list the shares on the
Nasdaq National Market under the symbol "WEBV."

  We estimate that the initial public offering price for the common stock will
be between $    and $    per share. For a discussion of the factors to be
considered in determining the initial public offering price, see
"Underwriting." The offering price may not reflect the market price of our shares after the offering.

  This investment involves a high degree of risk. See "Risk Factors" beginning on page 6.

    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------
                                              Per Share                                   Total
    ---------------------------------------------------------------------------
     Public Offering Price                      $                                         $
    ---------------------------------------------------------------------------
     Underwriting Discounts                     $                                         $
    ---------------------------------------------------------------------------
     Proceeds to WebValley                      $                                         $
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------

  We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock from us to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ----------------------

John G. Kinnard and Company, Incorporated

                              Kaufman Bros., L.P.

                                                   Pacific Crest Securities Inc.

                   The date of this prospectus is      , 1999

   We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made after the date of this prospectus imply that the information contained in this prospectus has not changed since the date of this prospectus.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
   Prospectus Summary....................................................   3
   Risk Factors..........................................................   6
   Use of Proceeds.......................................................  12
   Dividend Policy and Termination of S Corporation Status...............  12
   Capitalization........................................................  13
   Dilution..............................................................  14
   Selected Consolidated Historical and Pro Forma Financial Data.........  15
   Management's Discussion and Analysis of Financial Condition and
    Results of Operations................................................  16
   Business..............................................................  21
   Management............................................................  30
   Certain Transactions..................................................  34
   Principal Shareholders................................................  35
   Description of Securities.............................................  36
   Shares Eligible For Future Sale.......................................  37
   Underwriting..........................................................  38
   Legal Matters.........................................................  40
   Experts...............................................................  40
   Where You Can Find More Information...................................  40
   Index to Financial Statements......................................... F-1

   Until      , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   WebValley SM and the WebValley logo are our service marks. This prospectus also includes trademarks, tradenames and service marks of other companies, which are the property of their respective owners.

Inside flap graphic:

   A green background with indistinct images of the globe and a touch-tone phone provides the underlayment for a green square upon which are colorful, artistic renderings of the WebValley services. The white text over this square reads, "WebValley provides Internet business solutions to more than 50,000 small businesses." In the center of these renderings is the WebValley logo with the word "Solution" underneath. Faint arrows point from the center to each rendering:

  ^ A figure chiseling a computer sitting on top of a Greek column with text reading, "Professionally Designed Web Sites and Hosting"

  ^ A segmented square surrounding a globe, around which computer monitors are revolving--the text reads, "Unlimited Internet Access"

  ^  A telephone ringing off the hook--"Professional Customer Service"

  ^  Three trumpets blowing a fanfare--"Web Site Promotion"

  ^  A stylized fax machine--"E-mail to fax"

  ^ An envelope out of which stars are shooting over an italic "E"--"Five E-mail Accounts"

  ^  A cursive URL reading "www.yourbusiness.webvalley.com"--"Virtual Domain
     Names"

Inside gatefold graphic:

   In the center is a rectangle titled, "Successful Business Model." Around this are six photos in a circular vignette.

  ^ In the upper left corner is a photo of a man with a headset sitting in front of a computer screen. The caption reads, "Telemarketers adding hundreds of clients every day."

  ^ At the top of the rectangle is a woman on the telephone with the caption, "Accuracy verified in India by listening to digital voice files."

  ^ In the upper right corner is a photo of a man and woman looking at a computer screen with a pie chart on the monitor. The caption reads, "Design and proofing of Web sites in India."

  ^ In the lower right corner is a photo of a man holding a large sheet of paper standing in front of a printing press. The caption reads, "Publishing, printing, and mailing done in USA."

  ^ At the bottom of the rectangle is a photo of stacks of silver coins. The caption is, "Clients billed via local phone company."

  ^ In the lower left corner is a photo of a smiling woman with a headset on. She is face out to the reader. The caption is, "Client support representatives offer help and make changes."

   On the lefthand side is a rectangle with the title, "Cost-Effective Production Facility." There is an outline map of the United States of America and an outline map of India. Minneapolis and New Delhi are indicated on their respective map. A photo of a satellite underlies these two maps and arrows point from Minneapolis to the satellite and from the satellite to New Delhi. The text on this rectangle reads, "Offshore production and development unit in India employs 45 Web designers and 20 software developers, connected through 64 kbps dedicated data line."

   On the righthand side is a rectangle entitled, "Commitment to Technology Development." This is a timeline showing:

  ^  1996--Started with one-page Web sites

  ^  1997--Added feedback form and map locator

  ^  1998--Added virtual domain name, e-mail accounts, Internet access

  ^ 1999--Adding E-mail Anywhere, Shop Online, WebValley Manager, WebValley Connect

  ^ 2000--Will add Office Anywhere including: communication center, office desktop, document center

                               PROSPECTUS SUMMARY

   Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read the entire prospectus carefully, especially the "Risk Factors" section, which describes the risks of investing in our stock. Except as otherwise specified or the context otherwise requires, share and per share information contained in this prospectus gives effect to the 100-to-1 stock split we effected in March 1997 and the 4-to-1 stock split we effected in August 1998.

                                WebValley, Inc.

   WebValley is one of the largest providers of Web site design and hosting services to small businesses in the United States, as measured by number of sites designed and hosted. We offer effective, affordable Internet solutions for the millions of small businesses throughout the United States that may otherwise be intimidated by the cost, time or technology involved in establishing a Web presence. Our current business solution consists of Web site design and hosting, unlimited Internet access, a virtual domain name and up to five e-mail accounts, all for $24.95 per month. Through our focused direct marketing approach, we provide this solution to the underserved market of small businesses and serve as their entry point onto the Internet. We design and host Web sites for a diverse group of more than 50,000 clients, having added a net of approximately 9,000 new clients through the first three months of 1999. We believe that our focused marketing efforts, our low cost design and development capabilities and our affordable Internet solutions represent significant competitive advantages that have been key factors in the rapid growth of our client base.

   According to the Small Business Administration, there are 23 million small businesses in the United States. For these 23 million small businesses, the Internet provides an opportunity to access millions of potential customers. Although usage of the Internet by small businesses is increasing, most small businesses are not using the Internet as a strategic business tool and many do not understand the opportunity the Internet provides to enhance their business. According to a recent Arthur Andersen survey, only 23% of small and mid-sized businesses had a Web site in 1998, but 65% intended to have a Web site in the following 12 months. International Data Corporation estimates that spending on Web site and e-commerce site development by businesses worldwide will grow from $11.8 billion in 1999 to $43.6 billion by 2002.

   Our mission is to become the leading provider of affordable Internet solutions to these small businesses, building on our core Web site design and hosting services. The key elements of our strategy are:

  . aggressively add new clients through telemarketing, acquisitions and alliances;

  . introduce clients to more advanced Internet business solutions;

  . offer superior service to our clients; and

  . leverage the strength of our scalable business model.

   We target small businesses and make it affordable for them to effectively use the Internet as a business tool. Our marketing strategy employs different methods to attract clients--telemarketing, acquisitions, our Web presence and alliances. Once we have established a relationship with these clients, we believe we can introduce them to more advanced Internet solutions.

   Throughout our history we have continuously upgraded our internally developed service offerings to meet the expanding needs of our current clients and our targeted market. We are presently developing additional offerings to be released later this year including: an e-commerce solution that will provide our clients the ability to affordably capitalize on the emerging e-commerce market; enhanced Web-based e-mail services that will allow businesses greater flexibility in their communications systems; and a Web site development tool that will enable our clients to quickly and easily modify their own sites.

   Our operating model follows two basic concepts: first, it is designed to be scalable, allowing us to expand quickly to penetrate our targeted market without heavy investment in new infrastructure. Our use of third-party providers for telemarketing, client support and billing enhances this scalability. Second, our model is operationally efficient, allowing us to remain highly competitive in the rapidly developing Internet market we serve. Our offshore design and development facility enables us to efficiently and profitably serve our market as a low cost provider.

   We conduct our Web site design and software development activities at our subsidiary in India, Software Moguls India Private Limited ("India Subsidiary"). We have found that highly trained information technology professionals are more readily available at a lower cost in India than in the United States. Our software developers build our business solutions and develop efficient Web design tools. These proprietary software applications are designed to enhance both the solutions offered to clients as well as the scalability of our infrastructure. Our corporate headquarters and our India Subsidiary are connected through a dedicated high-speed satellite link, providing the ability to conduct parallel development and administration in the United States and in India, as well as the ability to create redundancy to protect the system's integrity.

   WebValley was incorporated in Minnesota in May 1996. We operated under the name Profile National Business Directory (PNBD) until October 1998, when we changed our name to WebValley. Our corporate headquarters is located at 1011 First Street South, Suite 203, Hopkins, Minnesota 55343; our telephone number is 612-939-2500; and our Web site is at http://www.webvalley.com. Information contained in our Web site does not constitute part of this prospectus.

                                  The Offering

Common
 stock
 offered by
 WebValley..    shares

Common
 stock to
 be
 outstanding
 after this
 offering..     shares(1)

Use of       For capital expenditures,
 proceeds..  working capital, repayment
             of debt and other general
             corporate purposes,
             including acquisitions.

Proposed
 Nasdaq
 National
 Market
 symbol....  WEBV

--------
(1) Excludes 778,672 shares reserved for issuance upon the exercise of outstanding options, 2,000,000 shares issuable upon exercise of outstanding
    warrants and     shares issuable upon exercise of the warrant to be sold to
    John G. Kinnard and Company, Incorporated.

                      Summary Consolidated Financial Data

                                      May 22, 1996     Year ended December 31,
                                   (inception) through -------------------------
                                    December 31, 1996     1997       1998(1)
                                   ------------------- ----------- -------------
Consolidated Statement of
 Operations Data:
 Net sales........................      $ 236,529      $ 2,360,575 $ 6,544,316
 Operating income (loss)..........       (147,154)          57,952     780,426
 Net income (loss)................       (159,136)          17,945     723,657

Pro Forma Consolidated Statement
 of Operations Data:(2)
 Pro forma net income (loss)......      $(159,136)     $    10,325 $   423,277
 Pro forma net income (loss) per
  share:
  Basic...........................           (.03)             --          .05
  Diluted.........................           (.03)             --          .04
 Weighted average shares
  outstanding:
  Basic...........................      4,886,667        8,541,667   9,000,000
  Diluted.........................      4,886,667        9,779,167  10,761,100

                                                       As of December 31,
                                                --------------------------------
                                                   1998    1998 (as adjusted)(3)
                                                ---------- ---------------------
Balance Sheet Data:
 Working capital............................... $1,004,741
 Total assets..................................  1,848,829
 Long-term debt................................    757,810
 Total shareholders' equity....................    848,525

--------
(1) In April 1998, we purchased 85% of the outstanding shares of the India Subsidiary. This transaction was accounted for as a purchase and, accordingly, our consolidated financial statements include the results of the India Subsidiary since the acquisition date. We acquired the remaining outstanding shares of the India Subsidiary on January 1, 1999, subject to the final approval of the Reserve Bank of India.
(2) Pro Forma net income (loss) represents net income (loss) less a provision for income taxes that would have been required had we been taxed as a C corporation. We elected to be treated as an S corporation from January 1, 1997 through the closing of this offering and, as a result, were not subject to federal and state income taxes for that period. Upon the closing of this offering, we are converting from S corporation status to C corporation status.
(3) Adjusted to reflect the sale of     shares of common stock offered by us at
    an assumed offering price of $    per share and the application of the
    estimated net proceeds from the offering, and adjusted to reflect
    anticipated S corporation distributions of approximately $   . See
    "Dividend Policy and Termination of S Corporation Status."

                                  RISK FACTORS

   You should carefully consider the risks described below before making a decision to invest in WebValley. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. If so, the trading price of our common stock could decline and you may lose all or part of your investment. Many statements in this prospectus are forward-looking statements, not historical facts. Such forward-looking statements may be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and similar expressions. Such statements involve risks and uncertainties, including, but not limited to, all of the risk factors stated below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Risks Related to Our Business

 We have a short operating history.

   Our operating history of approximately three years provides little basis for evaluating our likelihood of success in the future. Our prospects must be considered in light of our business plan and the risks, expenses and difficulties encountered by companies with limited operating histories, particularly companies in the new and rapidly evolving Internet market. Furthermore, our limited operating history leads us to believe that period-to-period comparisons of operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance.

 We must expand our client base.

   In order to increase our client base we must add clients at a rate faster than our rate of attrition. Historically, our rate of attrition has averaged 13% per month, determined by the number of clients who cancel during the month divided by the total number of clients at the end of the month. We plan to attract new clients using telemarketing as well as acquire Web hosting clients from other hosting services or Internet service providers (ISPs). Failure to obtain new clients through telemarketing, acquisitions or alliances, or an increase in attrition of clients, could materially adversely affect our business, financial condition and operating results.

 Our future offerings may not achieve market acceptance.

   We plan to improve upon our current offerings and introduce new offerings, such as an e-commerce solution, enhanced Web-based e-mail services and a Web site development tool, but we cannot assure you that we will be successful in developing or introducing new services or that the services will achieve market acceptance. Failure to develop, introduce or successfully market our planned offerings could materially adversely affect our ability to expand our business.

 We are dependent on LEC relationships.

   Our business is subject to specific risks associated with our use of local telephone companies or Local Exchange Carriers (LECs) to do substantially all of our billing. Our contracts with third-party billing companies contain provisions that allow LECs to refuse to bill some transactions or to stop billing with very short notice. We may be unable to establish alternative billing arrangements effectively and efficiently. See "Business-- Operations."

 We are dependent on our network.

   Our internal network, particularly our connection to our India Subsidiary, is crucial to our operations. If we cannot maintain speed, capacity and reliability on our internal networks, our ability to provide services to our clients will suffer. Despite measures we have taken, our network is potentially vulnerable to computer viruses, hacking, power failures or similar disruptions that could materially adversely affect our business, financial condition and operating results.

 We are dependent on one Internet access provider for our clients.

   Our clients who access our ISP services use dial-up points of presence
(POPs) provided by PSINet, Inc., one of the largest resellers of ISP services in the United States. Our dependence on PSINet as sole supplier of national Internet access for our clients could materially adversely affect our business if we needed to change suppliers quickly. PSINet is not exclusive to our clients and we have no direct control over network reliability and other service quality concerns. Network capacity constraints may occur in the future, which could result in slow downs, delays or inaccessibility and lead to loss of clients. Moreover, PSINet provides network access to some of our competitors and PSINet could choose to grant these competitors preferential pricing or preferential network access, potentially limiting our clients' ability to access the Internet. Even without preferential treatment, increased usage of PSINet's POPs by other ISPs and online service providers may negatively affect access system performance and thus our ability to effectively service our clients.

 We are dependent on telecommunications carriers.

   We are dependent on local telecommunications carriers and other companies to provide data communications capacity via local telephone lines and leads to long distance lines. We are also dependent on a telecommunications satellite to communicate with our India Subsidiary. We are subject to potential disruptions in these telecommunications services and may have no means of replacing these services on a timely basis or at all in the event of any disruption. Any disruptions could materially adversely affect our business, financial condition and operating results. Telecommunications carriers may also become our competitors or grant our competitors preferential pricing, which could materially adversely affect our business, financial condition and operating results.

 We are dependent on key personnel.

   Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends on the continued efforts of our senior management team, especially our Chairman, President and Chief Executive Officer, Satya P. Garg, and our Vice President of Technology, Rakesh Verma. Mr. Garg is covered by a life insurance policy under which we are the beneficiary. In April 1999, we entered into a two-year employment agreement with Mr. Garg that contains a covenant not to compete for one year after termination. Other than confidentiality and assignment of invention agreements, we do not have employment or noncompete agreements with Mr. Verma. The loss of the services of any of our executive officers or other key employees could materially adversely affect our business, financial condition and operating results.

 Anticipated rapid growth may strain our operations.

   Anticipated rapid growth will continue to cause a significant strain on our managerial, financial and information systems. To accommodate our increasing size and manage our growth, we must continue to implement and improve our operating systems and increase the number of employees. Some members of our senior management have only recently joined us. Our Chief Financial Officer, Robert M. Ringstad, joined us in March 1999 and Scott A. Schwefel joined us in December 1998 as a consultant and became Vice President of Marketing in February 1999. Additionally, most members of our management have limited experience managing a public company or a large operating company. We cannot assure you that our management will be able to effectively or successfully manage our growth.

 Our financial results may fluctuate.

   Our financial results may fluctuate significantly because of several factors, including:

  . costs associated with acquiring and retaining clients;

  . increased competition;

  . changes in our pricing policies and those of our competitors;

  . changes in our operating expenses, including telecommunications and billing costs; and

  . timing and market acceptance of new and upgraded offerings by us and our competitors.

We describe all of these factors in more detail in this section. Many of these factors are beyond our control.

 We are dependent on our telemarketing relationship.

   We currently outsource telemarketing to a third-party provider, U.S. Protel, Inc., of which our Chairman, President and Chief Executive Officer is a 25% shareholder. We are currently the only client of this telemarketing company and have been able to obtain favorable pricing terms. We anticipate that as we grow, we will seek outsourcing arrangements with additional third-party providers of telemarketing services. The transition to other telemarketing companies instead of, or in addition to, our current relationship with U.S. Protel could increase our costs or pose other problems that could materially adversely affect our business, financial condition and operating results. See "Certain Transactions."

 Government regulations and general economic conditions in India may change unexpectedly.

   Our offshore software development center in India is a significant element of our business strategy. Changes in the business or regulatory climate of India could materially adversely affect our business, financial condition and operating results. The Indian government exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed regulatory restrictions in order to encourage foreign investment in the economy, including the technology industry. The benefits that directly affect us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation.

   Although wages in India are significantly lower than in the United States and elsewhere for comparably skilled information technology (IT) professionals, wages in India are increasing at a faster rate than in the United States. In the past, India has experienced significant inflation and shortages of foreign exchange and has been subject to civil unrest and acts of terrorism. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could materially adversely affect our business, financial condition and operating results.

 We are subject to risks associated with potential acquisitions.

   We intend to consider strategic acquisitions of technologies, products, businesses or customers as opportunities may arise. Acquisitions often include risks, including:

  . we may experience difficulty in integrating acquired operations;

  . we may be unable to retain the acquired clients;

  . acquisitions may disrupt our ongoing business;

  . management's attention may be diverted from other business concerns;

  . we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures and policies;

  . we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions; and

   .acquisitions may not result in any return on our investment and we may lose our entire investment.

 We have limited protection of our intellectual property rights.

   Our success depends, in part, upon software tools and technologies that we developed internally. We do not have registered copyrights or patent protection, but rely on a combination of confidentiality and assignment of invention agreements and common law trade secret, copyright and trademark law to protect our proprietary rights. We cannot be sure that the steps we have taken will be adequate to avoid misappropriation of our proprietary information. The laws of India, where our applications are currently developed, may not protect our intellectual property rights to the same extent as the laws of the United States. Our competitors may independently develop technologies that are substantially equivalent or superior to our proprietary property and technology.

 Year 2000 risks may adversely affect us.

   The Year 2000 problem is the potential for system and processing failure of date-related data as a result of computer-controlled systems that use two digits rather than four to define the year. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the Year 2000. Failures by our software, hardware, telecommunications or electrical systems, or third-party provided services could materially adversely affect our business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Year 2000 Compliance."

Risks Related to Our Industry

 Our industry is highly competitive.

   The market for Web site design and hosting, Internet access and additional Web-based services is extremely competitive and highly fragmented. No substantial barriers to entry exist and we expect that competition will continue to intensify. Competition could result in increased marketing expenses, client acquisition costs and client attrition, all of which could materially adversely affect our business, financial condition and operating results. Many of our competitors and potential competitors may be larger and more established than we are, with greater financial and other resources, particularly as consolidation in the industry continues. Our competitors may be able to respond more quickly to market demands or to devote greater resources to the promotion and sale of their services than we can. See "Business-- Competition."

 We must keep pace with technological change to remain competitive.

   The market for Internet services is characterized by rapidly changing technology, evolving industry standards, new delivery systems, changes in client needs and frequent new service and product introductions. The introduction of new technologies and industry standards may render our existing services or underlying technology obsolete or unmarketable. Any failure on our part to use new technologies effectively, to shift to new delivery systems efficiently, to develop our technical expertise and new services or to enhance existing services on a timely basis, either internally or through arrangements with third parties, could materially adversely affect our business, financial condition and operating results.

 We are dependent on continued growth of the Internet.

   If demand for Internet services fails to continue to grow or grows more slowly than anticipated, our business, financial condition and operating results will be materially adversely affected. Conversely, to the extent that the Internet continues to experience significant growth in the numbers of users and level of use, there can be no assurance that the Internet infrastructure will be able to support the demands placed on it by this growth.

   The market for Internet services is in an early stage of growth. Critical issues concerning commercial use of the Internet, including practice standards and protocol, reliability, cost, ease of use, access and quality of service, remain uncertain and may affect the growth of the Internet. Small businesses may not be willing to accept new methods of conducting business and exchanging information over the Internet. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential clients may inhibit growth of the Internet service industry in general and e-commerce in particular, thus materially adversely affecting our business, financial condition and operating results.

 We are dependent on IT professionals.

   Our future success depends on our continued ability to attract, develop, motivate and retain highly skilled IT professionals with the technical skills and experience necessary to develop offerings and maintain our infrastructure. Qualified IT professionals are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. We cannot be certain that we will be able to attract or retain quality IT professionals.

 Government regulation may adversely affect us.

   Few laws or regulations are currently directly applicable to the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as user privacy, pricing, taxes, content and distribution. The applicability of current laws or future laws is unclear. We may be exposed to liability or our business could be adversely affected. New laws could impede the growth of the Internet or e-commerce. Additionally, legislation regulating LEC billing could adversely affect our business, financial condition or operating results. See "Business--Government Regulations."

 We may be subject to potential Internet-related liability.

   Liability related to use of the Internet is evolving and uncertain. We may be exposed to potential risks because of our e-mail services, such as liabilities or claims resulting from unsolicited e-mail ("spamming"), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. We could also be exposed to liability with respect to third-party information that may be accessible through our Web site or through content and materials posted on our clients' Web sites. It is possible that claims could be made against us for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of materials disseminated through our network.

Risks Related to This Offering

 No public market has existed for our common stock.

   Before this offering, no public market existed for our common stock. The initial public offering price was determined by negotiations between us and the underwriters. An active trading market for the common stock may not develop or be sustained after the offering and the market price of the common stock may decline below the public offering price.

 Our common stock may experience price volatility.

   Our common stock could experience substantial price volatility as a result of a number of factors, including quarter-to-quarter variations in our actual or anticipated financial results, announcements by us or our competitors, changes in stock market analysts' recommendations regarding us or our competitors, developments in the industry and general market conditions. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market price of many companies and that have at times been unrelated to the operating performance of the specific companies whose stock is traded, particularly Internet-related companies. We cannot assure you that our stock will trade at the same levels as other Internet stocks or that Internet stocks in general will sustain their current market prices. Broad market fluctuations and general economic conditions could materially adversely affect the market price of our common stock.

 Investors will incur immediate dilution.

   Investors purchasing shares of our common stock in this offering will incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options or warrants to purchase common stock are exercised, further dilution will occur. See "Dilution."

 We will have broad discretion in the use of proceeds.

   A substantial portion of the proceeds is expected to be used for working capital and other general corporate purposes, including potential acquisitions. Accordingly, we will have broad discretion to allocate the proceeds of this offering and to determine the timing of expenditures.

 Our Chairman, President and Chief Executive Officer will control our elections.

   Upon completion of this offering, Satya P. Garg, our Chairman, President and Chief Executive Officer will beneficially own approximately % ( % if the underwriters' over-allotment option is exercised in full) of the issued and outstanding shares of our common stock. As a result of this ownership, Mr. Garg will have the ability to control the elections of our directors and other matters presented to a vote of our shareholders. Such a level of ownership may have the effect of delaying, deferring or preventing a change in control and will allow Mr. Garg to prevent other shareholders from taking action by shareholder vote.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the     shares of common stock offered to
the public by us at an assumed price of $    per share are estimated to be $
million ($    million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses.

   We will use the net proceeds of the offering for general corporate purposes, including additions to working capital and acquisitions of technologies, products, businesses or customers as opportunities may arise. We may use a portion of the proceeds to develop alternative billing arrangements, to build infrastructure such as redundant high-speed multiple servers in India and the United States and to upgrade software and hardware systems or to pay off our approximately $1.0 million of existing indebtedness. This indebtedness bears interest at a rate of prime plus 3% and is due July 15, 2001.

   Pending use of the net proceeds of this offering, we plan to invest the proceeds in short-term money market investments, high-grade commercial paper and interest-bearing bank accounts.

            DIVIDEND POLICY AND TERMINATION OF S CORPORATION STATUS

   As of January 1, 1997, we elected to be treated as an S corporation. Since then we have been, and through the closing date of the offering will be, subject to taxation under subchapter S of the Internal Revenue Code and comparable state tax regulations. As a result, our earnings have been taxed for federal and state income purposes directly to our shareholders rather than to the company.

   Following the closing date of the offering, we will be taxed under subchapter C of the Code, which will make us subject to federal and state corporate income taxes. In connection with the termination of our S corporation status upon the closing of this offering, we will make a distribution to the current shareholders of 40% of previously taxed, but undistributed, S corporation earnings. As of December 31, 1998, the undistributed earnings determined on a cash basis were approximately $255,000. The actual amount of the distribution will be adjusted to reflect the taxable income and any shareholder distributions from January 1, 1999 through the termination of the S corporation status. The amount of previously taxed S corporation earnings not distributed to shareholders will be added to paid-in capital. This amount is
estimated to increase paid-in capital by $   .

   Any future declaration and payment of dividends will be subject to the discretion of our Board of Directors, will be subject to applicable laws and will depend upon our operating results, earnings, financial condition, cash requirements, restrictions by lenders and any other factors deemed relevant by the Board of Directors. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth, as of December 31, 1998, our capitalization on an actual basis and on an adjusted basis to give effect to the sale of the shares offered hereby at an assumed initial public offering price of $
per share, after deducting underwriting discounts, the estimated offering expenses and estimated S corporation distributions to our existing shareholders
of $   . The final S corporation distributions will be made shortly after the closing of this offering. Any distributions to be paid relating to the period after December 31, 1998 are not reflected in the following table. This information should be read in conjunction with our consolidated financial statements and the notes relating to these statements appearing elsewhere in this prospectus.

                                                            December 31, 1998
                                                           --------------------
                                                             Actual    Adjusted
                                                           ----------  --------
Note payable.............................................. $  757,810
Common stock, $0.01 per value, 200,000,000 shares
 authorized; 9,000,000 shares issued and outstanding;
 shares issued and outstanding as adjusted(1).............     90,000
Additional paid-in capital................................    359,700
Deferred compensation.....................................   (179,700)
Accumulated other comprehensive loss......................     (3,941)
Retained earnings.........................................    582,466
                                                           ----------    ----
  Total shareholders' equity..............................    848,525
                                                           ----------    ----
  Total capitalization.................................... $1,606,335
                                                           ==========    ====

--------
(1)  Excludes 2,778,672 shares issuable upon exercise of options and warrants
     outstanding as of the date of this prospectus and     shares issuable upon
     exercise of the warrant to be sold to John G. Kinnard and Company, Incorporated.

                                    DILUTION

   Our net tangible book value as of December 31, 1998, was approximately $549,000, or $.06 per share of common stock. Net tangible book value per share is determined by dividing our net tangible worth (tangible assets less liabilities) by the aggregate number of shares of common stock outstanding. After giving effect to the final S corporation distribution to the current
stockholders, estimated at $   , had the termination occurred on December 31,
1998, and the sale of the     shares of common stock offered hereby at an
assumed initial public offering price of $    per share and the application of
the net proceeds therefrom, our pro forma net tangible book value as of
December 31, 1998 would have been approximately $    million, or $    per share
of common stock. This represents an immediate increase in pro forma net
tangible book value of $    per share to existing shareholders and an immediate
dilution of $    per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share (mid-range).....       $
                                                                          ----
     Net tangible book value per share as of December 31, 1998..... $0.06
     Decrease attributable to the final S corporation
      distribution.................................................
     Increase per share attributable to new investors..............
                                                                    -----
   Pro forma net tangible book value per share after this
    offering.......................................................
                                                                          ----
   Dilution per share to new investors.............................       $
                                                                          ====

   The following table sets forth as of December 31, 1998, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors (at an assumed public offering price of $ per share). The table assumes that no shares are purchased in this offering by existing shareholders. To the extent existing shareholders purchase shares in this offering, their percentage ownership, total consideration and average consideration per share will be greater than is shown.

                         Shares Purchased  Total Consideration
                         ----------------- ----------------------- Average Price
                          Number   Percent   Amount      Percent     Per Share
                         --------- ------- ------------ ---------- -------------
Existing shareholders..  9,000,000      %  $    270,000          %     $0.03
New investors..........                 %  $                     %     $
                         ---------   ---   ------------   -------
  Total................              100%  $                  100%     $
                         =========   ===   ============   =======

   The foregoing table excludes:

  . 778,672 shares issuable upon exercise of options outstanding as of the date of this prospectus (at a weighted average exercise price of $1.92 per share),

  . 2,000,000 shares issuable upon exercise of warrants outstanding as of the date of this prospectus (at an exercise price of $0.25 per share) and

  . shares issuable upon exercise of the warrants to be sold to John G.
    Kinnard and Company, Incorporated (at an exercise price of $    per
    share).

   To the extent these shares are issued, there will be further dilution to new investors.

                        SELECTED CONSOLIDATED HISTORICAL
                          AND PRO FORMA FINANCIAL DATA

   The following table shows selected consolidated financial data for each of the periods indicated and is derived from our consolidated financial statements. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the period from May 22, 1996 (inception) to December 31, 1996, except for the pro forma consolidated statement of operations data, and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from the consolidated financial statements audited by Ernst & Young LLP included elsewhere in this prospectus. The balance sheet data at December 31, 1996 is derived from financial statements not included in this prospectus.

                                      May 22, 1996
                                   (inception) through Year Ended December 31,
                                      December 31,     -------------------------
                                          1996            1997       1998(1)
                                   ------------------- ----------- -------------
Consolidated Statement of
 Operations Data:
Net sales.........................      $ 236,529      $ 2,360,575 $ 6,544,316
Cost of goods sold................         45,450          177,639     701,258
                                        ---------      ----------- -----------
Gross profit......................        191,079        2,182,936   5,843,058
Operating expenses:
  Sales and marketing.............        161,697          819,490   1,845,441
  General and administrative......        176,536        1,305,494   3,217,191
Operating income (loss)...........       (147,154)          57,952     780,426
Net income (loss).................       (159,136)          17,945     723,657

Pro Forma Consolidated Statement
 of Operations Data:(2)
Net income (loss) as reported.....      $(159,136)     $    17,945 $   723,657
Pro forma income tax provision....            --             7,620     300,380
                                        ---------      ----------- -----------
Pro forma net income (loss).......      $(159,136)     $    10,325 $   423,277
                                        =========      =========== ===========

                                            At December 31,
                          ----------------------------------------------------
                            1996       1997      1998    1998 (as adjusted)(3)
                          ---------  -------- ---------- ---------------------
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............. $   6,215  $ 16,114 $  183,875         $
Working capital..........    88,435    53,521  1,004,741
Total assets.............   135,278   664,370  1,848,829
Long-term debt...........   238,100       --     757,810
Total shareholders'
 equity (deficit)........  (139,136)  128,809    848,525

--------
(1) In April 1998, we purchased 85% of the outstanding shares of the India Subsidiary. This transaction was accounted for as a purchase and, accordingly, our consolidated financial statements include the results of the India Subsidiary since the acquisition date. We acquired the remaining outstanding shares of the India Subsidiary on January 1, 1999, subject to the final approval of the Reserve Bank of India.
(2) Pro Forma net income (loss) represents net income (loss) less a provision for income taxes that would have been required had we been taxed as a C corporation. We elected to be treated as an S corporation from January 1, 1997 through the closing of this offering and, as a result, were not subject to federal and state income taxes for that period. Upon the closing of this offering, we are converting from S corporation status to C corporation status.
(3) Adjusted to reflect the sale of     shares of common stock offered by us at
    an assumed offering price of $   per share and the application of the
    estimated net proceeds from the offering, and adjusted to reflect
    anticipated S corporation distributions of approximately $   . See
    "Dividend Policy and Termination of S Corporation Status."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   You should read the following discussion with the financial statements and related notes included elsewhere in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements, due to a number of factors, including those discussed in this section, in the "Risk Factors" section and elsewhere in this prospectus.

Overview

   WebValley was formed on May 22, 1996 as a provider of Internet solutions for small businesses. We offer effective, affordable Internet solutions for the millions of small businesses throughout the United States that may be intimidated by the cost, time or technology involved in establishing a Web presence. Specifically, we build and host Web sites for these small businesses. Our operating model follows two basic concepts: first, it is designed to be scalable, allowing us to expand quickly to penetrate our target market, without heavy investment in new infrastructure. Second, our model is operationally efficient, allowing us to remain highly competitive in the rapidly developing Internet market we serve. Our current business solution consists of Web site design and hosting, unlimited Internet access, a virtual domain name and up to five e-mail accounts for an affordable monthly fee of $24.95.

   Our India Subsidiary is a key component of our competitive strength because of its access to highly trained IT professionals at relatively low cost. We use our India Subsidiary professionals and a small number of domestic IT professionals to provide the essential functions of Web site design, maintenance of the infrastructure to support site hosting and development of proprietary software tools used to automate the design function. This approach has enabled us to reduce the cost of Web site design from an average of $5.30 per site in 1996 to $3.42 per site in 1998.

   We use third-party providers for certain high volume transaction-based services to maintain the scalability of our business model. We acquire and support our clients using third-party providers in the areas of telemarketing, billing and client support. Although we believe our current telemarketing provider will be adequate for our needs through 1999, our focused and uncomplicated telemarketing approach allows us to quickly expand to one or more of the numerous other third-party telemarketing providers available. This outsourcing approach has allowed us to rapidly expand our client base without incurring significant infrastructure and overhead costs to support these functions. As our business grows and our service offerings expand and become more complex, we will continually evaluate the economic and strategic implications of bringing these functions in-house.

   As our small business clients develop awareness of the economic potential afforded by the Internet, we anticipate enhanced client relationships and higher average revenue per client as we develop the additional services described below:

  . an e-commerce solution, WebValley Shop Online, that will provide our clients with the ability to affordably capitalize on the emerging e-commerce market, and sell their products and services online;

  . an enhanced Web-based e-mail service, WebValley E-mail Anywhere, that will allow e-mail access from any Web browser;

  . a Web site development tool, WebValley Manager, that will enable our clients to easily modify their own Web sites;

  . a small business intranet office solution, WebValley Office Anywhere, that will allow our clients to share documents, communicate with customers, and provide scheduling and groupware functionality.

   In April 1998, we acquired an 85% interest in the India Subsidiary, a software development company. We acquired the remaining outstanding shares of the India Subsidiary in January 1999, subject to the final approval of the Reserve Bank of India. The acquisition was accounted for using the purchase method of accounting. As a result of this treatment, the purchase price was allocated to net assets acquired based on estimated fair values and approximately $320,000 of cost in excess of net assets acquired was recorded as goodwill.

   From January 1, 1997 to the closing of this offering, we operated as an S corporation. A pro forma tax provision has been presented in the consolidated statements of operations as if we were a taxable entity for all periods. We will terminate our status as an S corporation upon the closing of this offering.

   All references to 1996 in this section refer to the period from May 22, 1996, through December 31, 1996.

Results of Operations

 Comparison of the Period From May 22, 1996 Through December 31, 1996 and the Years Ended December 31, 1997 and 1998

   The following table compares key operating results as a percentage of net sales for the periods indicated.

                                                     Year ended December 31,
                                                     --------------------------
                                                      1996      1997     1998
                                                     -------   -------  -------
Statement of operations data:
Net sales...........................................   100.0%    100.0%   100.0%
Cost of goods sold..................................    19.2%      7.5%    10.7%
                                                     -------   -------  -------
    Gross profit....................................    80.8%     92.5%    89.3%
Operating expenses:
  Sales and marketing...............................    68.4%     34.7%    28.2%
  General and administrative........................    74.6%     55.3%    49.2%
                                                     -------   -------  -------
    Total...........................................   143.0%     90.0%    77.4%
Operating income (loss).............................   (62.2%)     2.5%    11.9%

   Net Sales. Net sales are derived from monthly charges for the design and hosting of Web sites for our small business clients. Net sales increased $2,124,000 in 1997 and $4,184,000 in 1998. The majority of the increases in net sales were attributable to our growing client base. Client accounts billed numbered 3,762 in December 1996, 19,521 in December 1997 and 31,643 in December 1998. Monthly charges for designing and hosting Web sites increased from $19.95 to $24.95 for new clients added after June 1998.

   Cost of Goods Sold. Cost of goods sold consists of the expenses associated with designing Web sites, shipping costs for "Welcome Packets," Internet access costs and ISP charges. Cost of goods sold increased $132,000 in 1997 and $524,000 in 1998. The majority of the increase in cost of goods sold was attributable to the growth in client accounts. As a percentage of sales, costs of goods sold declined from 19.2% of net sales in 1996 to 7.5% in 1997 and increased to 10.7% of net sales in 1998. The decline in costs as a percentage of sales from 1996 to 1997 was primarily due to efficiencies gained through improved processing techniques. The improvement in processing continued into 1998 with the use of the India Subsidiary as the primary provider of Web site design. The percentage improvement, however, was offset by a one-time charge of $97,000 incurred to establish Internet access for our clients in 1998. Development costs per Web site averaged $5.30 for 1996, $3.70 for 1997 and $3.42 for 1998. We are developing software applications to further automate the design process. We believe these applications will allow us to avoid increases in the average design costs per Web site in the future while enhancing features and functionality of our clients' Web sites. Historically our clients have not accessed the Internet on a significant basis through our dial up service and accordingly, our financial results do not include material Internet access expenses. As our clients' understanding of the Internet increases and they make use of services such as WebValley Shop Online, we expect significant increases in the costs we incur to provide Internet access. We expect these increases to be offset by the related increases in revenues from the sales of the new services.

   Sales and Marketing. Sales and marketing expenses have consisted primarily of telemarketing costs incurred soliciting new clients. Sales and marketing expenses increased $658,000 in 1997 and $1,026,000 in 1998. The increase in sales and marketing expenses is a direct result of telemarketing expenses, which increased $657,000 in 1997 and $1,041,000 in 1998. As a percentage of net sales, sales and marketing expenses declined from 68.4% in 1996 to 34.7% in 1997 and declined further to 28.2% in 1998. Total selling costs increased due to the growth in our client base. However, these costs as a percentage of revenues declined because of recurring revenues earned on accounts sold in previous periods.

   In order to reduce client attrition, we intend to pursue an enhanced qualification process in our telemarketing strategy in 1999. We believe this approach will increase the average cost of acquiring new clients and have a positive effect on our retention of those clients. We intend to promote the WebValley image and our services through advertising and alliances, and these activities will increase expenditures on sales and marketing in the future.

   General and Administrative. General and administrative expenses consist primarily of billing fees and allowances, salaries and client service costs. Total expenditures for general and administrative expenses increased $1,129,000 in 1997 and $1,912,000 in 1998. As a percentage of net sales, general and administrative expenses declined from 74.6% in 1996 to 55.3% in 1997 and to 49.2% in 1998. This relative improvement results primarily from the growth of the client billing base.

   Billing fees and allowances increased $814,000 in 1997 and $1,590,000 in 1998. As a percentage, fees and allowances represented 38.1% of the net sales in 1996, 38.3% in 1997 and 38.1% in 1998. We use the services of two third-party billing agents who in turn bill our clients through LECs. The increases in billing fees and allowances were primarily due to increases in sales and the associated increases in billing activity. We intend to develop internal systems that will enable us to work directly with the LECs. Although we will incur expenses in the development of these systems, we believe these efforts will reduce the costs associated with billing over the long-term.

   Salaries increased $213,000 in 1997 and $143,000 in 1998. Increases in salaries were due primarily to increased staffing levels to support the growth of our client base. We recently hired key executives to complete our management team and we expect to hire additional personnel as our client base grows. Accordingly, salaries will increase in the future. Additionally, our research and development costs consist primarily of salaries and benefits for employees developing software tools for internal use. In 1998, we incurred $26,000 of research and development costs. As we develop new applications, we anticipate increased expenditures on research and development through our cost-effective India Subsidiary. Because highly trained IT professionals are more readily available at a lower cost in India than in the United States, the amounts of these expenditures will be much lower than similar services obtained domestically.

   In 1996 and 1997, our client service was handled internally and accounted for in our general and administrative expenses. In 1998, we established a relationship with a third-party client support provider and incurred costs of $62,000. Client support representatives can edit Web sites, change client information and issue refunds. We intend to significantly increase expenditures on client support in the future as we increase our focus on client retention. In March 1999, we began an outbound client satisfaction program, involving telephone calls to our existing clients to discuss their Internet presence, confirm that they are satisfied with our offerings and discuss how they can realize more benefits from their Web site. One of the goals of this effort is to improve our client retention rates. While we have added approximately 9,000 new clients net of attrition through the first three months of 1999, historically our attrition rate has averaged 13% per month. This attrition rate is determined by the number of clients who cancel during a month divided by the total number of clients at the end of the month. We believe that because many of our clients are not experienced users of the Internet, when these clients cancel our services, they may cease their Web presence, and do not migrate to a competitor. Our outbound calling program will educate our clients about the benefits of a Web site and using Internet technologies to grow their business.

   We also expect to incur additional general and administrative expenses associated with being a public company including insurance for directors and officers, expenses incurred in connection with investor relations and shareholder communications and related professional fees.

   Interest Expense. Interest expense consists of interest accrued on our line of credit and notes payable. We incurred interest expense of $12,000 in 1996, $40,000 in 1997 and $57,000 in 1998. Our loan agreement will require a minimum interest payment of approximately $108,000 in 1999. This will be offset by interest income earned on cash flow generated from operations and a portion of the proceeds generated by this offering.

Liquidity and Capital Resources

   We have financed our operations through sales of our common stock, advances on notes from companies owned by our Chairman, President and Chief Executive Officer, supplemental bank borrowings and in 1998, from cash flows generated from operating activities. Working capital was $54,000 at December 31, 1997 and $1,005,000 at December 31, 1998. The increase was primarily attributable to an increase in accounts receivable related to our increase in net sales, the reduction of current portion of notes payable and advances under our loan agreement, considered a long-term note payable.

   As of March 31, 1999, we had borrowed $1,109,000 under our loan agreement. The loan agreement allows us to borrow up to $3,000,000 on a revolving basis subject to limitations based on collections of accounts receivable and earnings before interest, taxes, depreciation and amortization. The loan agreement terminates on July 15, 2001. Amounts outstanding under the loan agreement bear interest at the rate of 3% above the prime rate and the minimum monthly interest payable under the loan agreement is equal to the interest that would be due if $1,000,000 were advanced on the loan. The loan agreement provides for a termination fee equal to the greater of the aggregate interest paid in the six months prior to termination, the minimum monthly interest multiplied by the number of months remaining on the loan or the average interest over the six months before termination multiplied by the number of months remaining on the loan.

   In 1996 and 1997, we used $235,000 and $365,000 in our operating activities primarily to fund an operating loss in 1996 and to carry the increase in accounts receivable as our business grew. In 1998, operating activities generated $505,000. In 1996, we invested $12,000 in property and equipment. In 1997 we invested $90,000 in property and equipment. In 1998, we invested $237,000 in property and equipment and $372,000 in the acquisition of the India Subsidiary. The net cash used in operating and investing activities was provided by sales of our common stock and advances on notes payable. We received $15,000 from the sale of our common stock in 1996 and $250,000 from the sale of our common stock in 1997. Net advances on notes payable and under our loan agreement were $238,000 in 1996, $215,000 in 1997 and $275,000 in
1998.

   As of December 31, 1998, we had no existing commitments for capital expenditures. We anticipate future capital expenditures to support the growth in our client base and to keep pace with technological improvements in the infrastructure used to serve our clients.

   We are an S corporation for income tax purposes. Upon the closing of this offering, we will terminate our status as an S corporation. We expect to make a distribution to our shareholders of $ , before terminating S corporation status for payment of their respective tax liabilities associated with income of WebValley attributed to them.

   We believe that funds generated by operations, proceeds from this offering and advances available under our loan agreement will be sufficient to finance current operations and capital expenditures for at least the next twelve months.

   Year 2000 Compliance. The Year 2000 problem is the potential for system and processing failure of date-related data as a result of computer-controlled systems that use two digits rather than four to define the year. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the Year 2000. We recognize the need to ensure that our operations will not be adversely impacted by the Year 2000 problem.

     State of Readiness. We have implemented a plan to modify our information technology to be ready for the Year 2000. Our software and hardware is being audited by an internal team of developers. Audits of our third-party hardware, communications equipment and suppliers of services are planned to begin in April 1999. Because we rely on third-party providers for telemarketing, client support and billing, we are requesting Year 2000 compliance letters from these suppliers by September 1999.

     Costs. We have not incurred any material expenditures to date in connection with evaluating Year 2000 compliance. Currently we do not have enough information to estimate any potential expenditures should we need to replace any of our software or third-party software, hardware or services. These expenses could materially adversely affect our business.

     Risks. We are not aware of any Year 2000 compliance problems that would have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that we will discover Year 2000 problems that may exist in our software or third-party software, hardware or services, or that any of these problems will be resolved. If we fail to fix or replace our software, hardware or services on a timely basis, we could lose revenues or clients, incur increased operating costs or experience business interruptions, any of which could have an adverse effect on our business. We cannot assure you that governmental agencies, utility companies, telecommunications carriers, ISPs or third-party service providers will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services or decrease use of the Internet generally.

     Contingency Plan. As discussed above, we are engaged in an ongoing Year 2000 assessment and have not yet developed any contingency plans. The responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

   Recently Issued Accounting Standards. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. Statement of Position 98-1 is effective for financial statements for years beginning after December 15, 1998. Statement of Position 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We do not expect this standard to have a material effect on our capitalization policy.

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs to be expensed as incurred. Because we have expensed these costs historically, the adoption of this standard is not expected to have a significant impact on our operations, financial position or cash flows.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 1999. Because we do not currently engage or plan to engage in derivative or hedging activities, there will be no impact to our results of operations, financial position or cash flows upon the adoption of this standard.

                                    BUSINESS

Overview

   WebValley is one of the largest providers of Web site design and hosting services to small businesses in the United States, as measured by number of sites designed and hosted. We offer effective, affordable Internet solutions for the millions of small businesses throughout the United States that may otherwise be intimidated by the cost, time or technology involved in establishing a Web presence. Our current business solution includes Web site design and hosting, unlimited Internet access, a virtual domain name and up to five e-mail accounts, all for $24.95 per month. Through our focused direct marketing approach, we provide this solution to the underserved market of small businesses and serve as their entry point onto the Internet. We design and host Web sites for more than 50,000 clients, having added a net of approximately 9,000 new clients through the first three months of 1999.

   Throughout our history we have continuously upgraded our internally developed service offerings to meet the expanding needs of our current clients and our targeted market. We are currently developing additional offerings to be released later this year including: an e-commerce solution that will provide our clients the ability to sell online, enhanced Web-based e-mail services that will allow businesses greater flexibility in their communications systems and a Web site development tool that will enable our clients to quickly and easily modify their own sites.

   Our operating model follows two basic concepts: first, it is designed to be scalable, allowing us to expand quickly to penetrate our target market without heavy investment in new infrastructure. Our use of third-party providers for telemarketing, client support and billing enhances this scalability. Second, our model is operationally efficient, allowing us to remain highly competitive in the rapidly developing Internet market we serve. Our offshore design and development facility enables us to efficiently and profitably serve our targeted market as the low cost provider. We believe that our focused marketing efforts, our low cost design and development capabilities and our affordable Internet solutions represent significant competitive advantages that have been key factors in the rapid growth in our client base.

Market Opportunity

   The Internet is an increasingly significant global medium for communications, information and online commerce. Almost 80 million adults are accessing the Internet and that number is expected to grow to 100 million by 2000, according to a 1999 study by IntelliQuest Research, a market research firm focusing on the Internet and technology. Although the Internet began as an informational tool, increased access to the Internet is leading to more commercial uses. According to IntelliQuest, 60% of Internet users have shopped online and 20% have purchased products.

   According to the Small Business Administration, 23 million small businesses exist in the United States. For these 23 million small businesses, the Internet provides an opportunity to access millions of potential customers. Although usage of the Internet by small businesses is increasing, most small businesses are not using the Internet as a strategic business tool and many do not understand the opportunity the Internet provides to enhance their business.

   According to a recent Arthur Andersen survey of small businesses (2 to 99 employees) and mid-sized businesses (100 to 499 employees), 94% had at least one computer. The study shows that Internet use is increasing dramatically; 21% of small and mid-sized businesses used the Internet in 1996, 50% in 1997 and 65% in 1998. E-mail and research were the most common uses of the Internet by these businesses. More importantly, only 23% of small and mid-sized businesses with computers had a Web site as of 1998, and 65% planned to have a Web site within the following year. The most common reasons cited for having a Web site included reaching new customers, selling goods and services and disseminating information more efficiently.

   The market for providing Internet solutions to businesses is strong. According to an International Data Corporation report, spending on Internet and e-commerce site development by all businesses worldwide is anticipated to grow from $11.8 billion in 1999 to $43.6 billion by the year 2002. WebValley is well-positioned to capitalize on the growth in Internet usage by small businesses due to our focused marketing efforts, cost-efficient design and development capabilities and our affordable Internet solutions.

The WebValley Solution

   Our Internet solutions are designed to alleviate any intimidation small businesses may feel about the cost, time or technology involved in establishing an Internet presence. We contact businesses directly through telemarketing and encourage them to use the Internet as a strategic business tool. We currently offer a custom Web site, hosting services, unlimited Internet access, a virtual domain name and up to five e-mail accounts for only $24.95 per month, a price that is affordable to even the smallest business.

   We provide support for all levels of Internet expertise. Our clients can contact our client support representatives to make changes to their Web sites. With services that we plan to introduce in 1999, more technologically advanced clients will be able to access and make changes to their Web sites themselves. For clients without computer resources, we provide automatic fax-forwarding or even mailing of messages that were initially sent to them via e-mail.

   In the future, we anticipate our clients will want to take advantage of additional Internet opportunities, particularly e-commerce capabilities. Later in 1999, our WebValley Shop Online will allow them to participate in the rapidly emerging e-commerce market. In 2000, we will introduce WebValley Office Anywhere, which will allow businesses to further leverage Internet technology by using Web-based office services, including intra-office e-mail communication and e-mail access over the Internet from any Web browser.

   An important enabling factor of our Internet solutions is our offshore development facility in India. We can provide affordable Internet services to small businesses because our development costs are low. Labor costs are lower in India and highly skilled IT professionals are more available than in the United States. Our India Subsidiary employs designers who make each custom Web site and software developers who create both tools to improve current production and new applications to offer our clients in the future. These proprietary tools and applications are both low cost and easy to use, providing a competitive advantage. The developers also design and implement our administrative system and network infrastructure to allow for scalability with rapid growth.

Strategy

   Our mission is to become the leading provider of affordable Internet solutions to small businesses, building on our core Web site design and hosting services. To achieve this objective, we will provide a comprehensive suite of services to put small businesses online and keep them there. The key elements of our strategy are:

 Aggressively Add New Clients

   We intend to continue adding new clients using a focused telemarketing operation to contact small businesses directly. This telemarketing approach will be augmented by potential acquisitions and strategic alliances. In November 1998 and February 1999, we added approximately 9,000 Web site clients through acquisitions from other hosting service providers. We will also seek to establish alliances with Internet partners or national organizations serving small businesses.

 Introduce Clients To More Advanced Internet Solutions

   Our new offerings will offer more advanced Internet services, such as an e-commerce solution that will allow our clients the ability to sell online, enhanced Web-based e-mail services that will allow businesses greater flexibility in their communications systems and a Web site development tool that will enable our clients to quickly and easily modify their own sites. These new offerings will increase the value we bring to our clients.

 Offer Superior Client Service

   We will continuously increase our client service efforts to offer the best available support to our clients. We intend to monitor and improve our client support services, which are outsourced to another company. In an additional effort to enhance client service and increase retention, we recently began telephoning our existing clients to help them use their Web sites more effectively.

 Leverage the Strength of Our Scalable Business Model

   Although there are few barriers to entry in our business, we believe that significant barriers exist to the expansion necessary to support large numbers of clients at a low cost. We believe that we have developed an infrastructure capable of managing large numbers of clients at low costs. We use third-party providers for telemarketing, client support and billing to enhance our flexibility and scalability. The developers at our India Subsidiary have created proprietary tools for Web site design, also improving the scalability and productivity of our system.

The WebValley Offshore Development Model

   Our India Subsidiary is a key component of our business model. Our software developers create proprietary tools to speed the Web site production process and enabling software that serves as the backbone of our solutions. In March 1999, we began using WebValley Virtual Site Builder, a proprietary software tool that uses wizard-driven screens to automatically create sites. This tool will further speed our production and allow us to create and deliver large numbers of Web sites in a short amount of time. Our developers are currently working on WebValley Shop Online, WebValley E-mail Anywhere, WebValley Manager and WebValley Connect. Our India Subsidiary also employs Web site designers who are skilled in creating custom Web sites efficiently.

   Our development costs for Web sites and other offerings are low because the labor costs in India are much lower than in the United States. This cost advantage allows us to offer our services to small businesses at reasonable prices. We intend to capitalize on the competitive advantage of our India Subsidiary and continually develop new applications that enhance our ability to provide Internet solutions for small businesses at low costs.

Current Service Offerings

   When WebValley began offering Internet solutions to small businesses in 1996, we designed and hosted one-page Web sites for $19.95 per month with no setup charges. In 1997, we added a customer feedback page and interactive map to help customers locate our clients' businesses. In 1998, we increased prices to $24.95 per month and later began to offer our clients additional services, including e-mail accounts and unlimited Internet access. All of our proprietary solutions are developed internally by our India Subsidiary. We intend to continue developing new services to offer our clients the ability to outsource their small business Internet needs to WebValley.

   Our current business solutions are focused on establishing a business's presence on the Internet. Our offerings include Web site design and hosting, unlimited Internet access, e-mail accounts, a virtual domain name and Web site registration with search engines. Usually, within 72 hours of the telemarketer taking an order, we mail the client a welcome letter and brochure along with the startup package and Web site design proof. Current service offerings include:

 Web Site Design

   A client's Web site begins with a one or two page Web site created by our designers based on the information supplied by the client during the initial telemarketing contact. In addition to the front page, each

Web site links to an interactive map that provides directions and a comment page for customers to e-mail the business. Pages built or revised since March 1999 use a multi-page site format including Home, About Us, and Feedback. Our experienced designers select Web site models from our model library and modify the Web site to appear as a custom design, altering the color scheme, slogan, graphics and additional text to complete the site. We also will scan in logos or pictures for a client for $25.00 each. More pages will be available to clients in June 1999, such as Job Opportunities, Frequently Asked Questions
(FAQ), Products and other information.

 Web Site Hosting

   We offer our clients Web site hosting services on servers located at our corporate headquarters. We provide power backup, firewall security, daily data backup and static Web pages for quick server response. We are developing enhanced redundancy through servers in both our corporate headquarters and the India Subsidiary for system security and data integrity.

 Unlimited Internet Access

   All clients are offered an unlimited access Internet dial-up connection through PSINet. The access is activated within one business day with a telephone call to one of our third-party client support representatives.

 E-mail Accounts

   Clients can contact a client support representative to activate up to five e-mail accounts. We developed our own e-mail system and host all the accounts on our servers.

 Domain Names

   For no additional expense, we provide clients with virtual domain names, such as www.yourbusiness.webvalley.com. We believe this is an affordable alternative to first-level domain names, which are more expensive and often unavailable. For clients interested in first-level domain names, such as www.yourbusiness.com, we will help them select a name, register the domain name with Network Solutions, Inc. in the client's name and provide server support for the name for an additional fee of $100.

 Web Site Registration

   After a client's Web site has been active for 45 days, we register the site on major search engines, including Excite, Lycos, Infoseek, WebCrawler and HotBot, to increase accessibility and exposure of the client's site. Because of Yahoo's registration process, we enable our clients to easily register their sites with Yahoo, using a form available on our Web site.

 E-mail to Fax

   A number of our clients are not connected to the Internet but want to offer electronic communication for their customers. Our system automatically forwards e-mail messages received at these clients' Web sites to the client's fax, at no additional charge.

 Client Support

   Clients can contact our client support representatives between 8:00 a.m. and 5:00 p.m. (central time), Monday through Friday. We currently outsource our client support to a third-party provider that handles the vast majority of issues for us, including general help desk services, editing Web sites and changing client information and account status. We train the client support representatives ourselves and provide them with online access to our client database. In addition, clients can contact us directly via e-mail, voice mail, fax or mail for corrections, upgrades, additions, etc.

Future Service Offerings

 WebValley Shop Online

   WebValley Shop Online will allow any small business to easily engage in e-commerce. This service will allow our clients to provide their customers with an online catalog, price list, shopping cart and all the components necessary to transact business online. Our clients' customer orders and credit card information will be securely e-mailed or faxed to the client for processing and delivery of the goods. We are currently designing this service and plan to offer it in the third quarter of 1999 for an additional monthly fee.

 WebValley E-mail Anywhere

   WebValley E-mail Anywhere, a private mail center, will provide our clients with e-mail services for their employees. For many small businesses, this e-mail center could replace the need for a local area network for intra-office correspondence. Employees will also be able to use WebValley E-mail Anywhere to access their e-mail from any Web browser. We anticipate that this offering will be available in August 1999 for no additional fee.

 WebValley Manager

   WebValley Manager will allow clients to easily update the basic layout, color scheme, graphics and other information on their Web sites themselves. This offering will also allow clients to add new information, such as special promotions on products, and change information frequently. We anticipate that this offering will be available in August 1999 for no additional fee.

 WebValley Connect

   We are developing WebValley Connect, a user-friendly Windows-based application, which will serve as our clients' entry point to the Internet. It will be a universal interface between our clients and WebValley service offerings, helping them install and navigate through our applications. When new features are added to this software, it will automatically upgrade itself from our Web site. This software will be free to download from our Web site and we anticipate it will be available in August 1999.

 WebValley Office Anywhere

   We plan to design WebValley Office Anywhere to make network functionality available to any small business with Internet access. WebValley Office Anywhere would allow our clients to manage their businesses online by outsourcing their business software and Internet connectivity issues to WebValley. We plan to include a communications center, office desktop, document center, scheduling and other basic features needed to allow a small business to communicate effectively intra-office, as well as with their customers and suppliers. WebValley Office Anywhere is planned for development in late 1999 and for release in 2000.

Marketing and Sales

   Many small businesses are intimidated by the cost, time and technology involved in establishing a Web presence. We believe that these businesses are largely underserved by our competitors in the Internet services market. We target these small businesses and make it easy and affordable for them to effectively use the Internet as a business tool. Once we have established a relationship with these clients, we believe we can introduce them to more advanced Internet solutions. As their businesses need new technology to participate in commerce in an online world, we will serve as their complete low cost Internet solutions provider. Our marketing strategy employs different methods to attract clients--telemarketing, acquisitions, our Web presence and alliances.

   We select businesses based on industry and geography, using a national yellow pages listing with standard industrial classification (SIC) codes for contact information. We selectively screen out unlikely clients, such as affiliates of very large corporations. We have had significant success in attracting a diversified client base across the entire United States, including:

  . restaurants and bars

  . churches

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

  . beauty shops

  . retail stores

  . automotive repair

  . general contractors

  . doctors' offices

   We provide an initial Internet presence for these businesses to introduce them to the commercial potential of the Internet. Our third-party telemarketers contact businesses and currently offer a package of Internet services: Web site design and hosting, Internet access, a virtual domain name and up to five e-mail accounts for $24.95 per month. Usually, within 72 hours of the telemarketer taking the order, we mail the client a welcome letter and brochure along with the startup information and Web site design proof. We will contact existing clients to offer new services, such as WebValley Shop Online, as the services become available.

   We understand that many of our clients are intimidated or unsure about establishing a Web site. To alleviate our clients' concerns, we previously offered free trial periods for our services. We recently discontinued this practice as part of our plan to reduce our client attrition rate and we now provide a site design review period and call back confirmation before the first billing cycle. We believe this new process is a low cost, low risk solution for our clients, comparable to the previously offered trial period.

   In March 1999, we began an outbound client satisfaction program, involving telephone calls to our existing clients to discuss their Internet presence, confirm that they are satisfied with our offerings and discuss how they can realize more benefits from their Web site. One of the goals of this effort is to improve our client retention rates. While we have added approximately 9,000 new clients net of attrition in the first three months of 1999, historically our attrition rate has averaged 13% per month. This attrition rate is determined by the number of clients who cancel during a month divided by the total number of clients at the end of the month. We believe that because many of our clients are not experienced users of the Internet, when these clients cancel our services, they may cease their Web presence, and do not migrate to a competitor. Our outbound calling program will educate our clients about the benefits of a Web site and using Internet technologies to grow their business.

   Our direct telemarketing effort has proven to be highly successful in acquiring new clients. We outsource our telemarketing to one company that currently serves us exclusively. As our telemarketing efforts grow, we may use additional telemarketing operations around the country. Outsourced telemarketing is an easily scalable function that also provides us with the ability to test-market new offerings or pricing structures and obtain real-time results to measure the effectiveness of offerings or promotions. Our proprietary software allows us to measure success rates of individual telemarketers, including the number of sales and client attrition.

   In addition to telemarketing, we have acquired approximately 8,500 clients through an acquisition of existing Web sites from Coleman Enterprises, Inc. and 600 clients through an acquisition from another hosting provider. We may acquire additional hosting clients in the future as opportunities arise.

   We also believe that in the future we will attract new clients through our Web presence. Our Web site, www.webvalley.com, advertises our services and enables potential clients to order a Web site online. We offer this ability for more technologically advanced small businesses that may be using the Internet, but our main marketing efforts will continue to target small businesses through telemarketing.

   In an effort to enhance our nationwide presence, we intend to explore alliances with Web portals or other Web sites, as well as LECs or service providers that cater to the small business marketplace. We expect that any of these alliances would be of varying natures and terms and could involve commission arrangements, wholesale purchases of our services for resale, private branding of our services or the exchange of our services for promotional or other services. Additionally, we will use moderate amounts of non-Web based media, such as print publication, radio and direct mail advertising, to develop nationwide awareness of WebValley as an Internet solution provider for small businesses.

Operations

   Our business involves four separate operations--our corporate headquarters, our India Subsidiary, a third-party telemarketing provider and a third-party client support provider. Management at our corporate headquarters is responsible for overall strategic direction, marketing and supervision of the India Subsidiary. The India Subsidiary employs software developers who design our service offerings and infrastructure and Web site designers who create our clients' Web sites. We outsource our telemarketing and client support to other companies. All four operations are connected to our network--our corporate headquarters is connected to the telemarketers and client support representatives through the Internet and to the India Subsidiary via satellite telecommunications.

   Our operational process begins with a telemarketer contacting potential clients to offer our Web site design and hosting services. When a sale is made, the telemarketer takes basic business information to be used to design a custom Web site. This information is then transmitted to our corporate headquarters over the Internet, then by satellite to India, where a designer creates a unique Web site for each client using a model from our industry specific model library. The client record and site design information is transmitted back to our corporate headquarters, where the completed records and designs are imported into the database. The Web site proofs are printed with a welcome letter and mailed to the client with other materials in a start-up package. The time difference between the United States and India allows for most projects to be completed and mailed within 72 hours of the initial telemarketing contact.

   We currently bill most of our clients using LECs. Many LECs allow third parties, such as long distance companies, 900-number operators and Internet access providers, to bill services on their clients' telephone bills. LEC billing arrangements allow for reduced administrative and collection costs, and LEC billing is preferable to credit card billing for initial telemarketing contacts. Currently, we contract with two third-party billing companies that have established nationwide LEC contracts. The practice of LEC billing has come under scrutiny recently because of incidents involving unauthorized charges appearing on telephone bills. See "Risk Factors--We are dependent on LEC relationships" and "Business--Government regulations--Cramming." We are investigating alternative billing arrangements, such as establishing our own contracts directly with the LECs, direct billing and credit/debit card billing.

Infrastructure

   Our infrastructure is constructed to provide reliable service, speed and scalability. Our infrastructure is based upon a database management platform; Sybase is our current database vendor. Our services and administrative tools are built as independent components of the database platform and are also independent of each other. These individual components reside on their own servers--Web sites reside on one server, e-mail accounts on another and administrative data on another. As the number of clients increases, we can add servers without adding complexity to the system. An additional high-speed server costs $25,000 and can support another 100,000 clients.

   Our corporate headquarters contains seven servers, including four servers responsible for storage and replication of Web sites and e-mail. The India Subsidiary has five servers that are linked to our corporate headquarters via satellite and offer redundancy to our system by automatically replicating the information stored at our corporate headquarters. Our corporate headquarters is connected to the Internet by T-1 lines through USWest Communications, PSINet and Vector Internet Services, Inc.

Competition

   Our current core business is designing and hosting Web sites for small businesses; in addition, we offer unlimited Internet access, a virtual domain name and up to five e-mail accounts. We believe we are one of the largest Web site design and hosting service providers in the United States, as measured by sites designed and hosted. In the future, we will be offering more advanced Internet business solutions including WebValley Shop Online, WebValley E-mail Anywhere and WebValley Office Anywhere. Because we offer a variety of services, we have a broad range of competitors. We have few direct competitors, but indirect competition is plentiful and the Internet services industry is highly competitive, fragmented and evolving every day.

   We consider our direct competitors to be those offering a similar package of services to businesses, such as QuikPage, Inc. and 1stPage, Inc., both of whom design and host Web sites, attract clients through telemarketing and host Web sites in a directory format.

   Our indirect competition includes several different types of competitors. Commercial online services such as America Online, Inc. or theglobe.com, Inc., offer hosting services for Web sites and e-mail accounts, but do not design Web sites. Another source of competition is Web site designers and design companies. Many companies and individuals provide site design services and several software programs exist to help people design their own sites. Ecbuilder, Inc. offers free software on the Web that allows users to build their own sites. Numerous ISPs offer Internet access, including national ISPs such as Mindspring Enterprises, Inc., Verio, Inc. and EarthLink Network, Inc., regional ISPs, and nonprofit ISPs. Several other business directory services exist as well, including Switchboard, Inc., and Bigfoot International, Inc. Our future business solutions are competitive with business services currently offered on the Web by companies like HotOffice Technologies, Inc. It is important to realize that the market is changing quickly and new companies are constantly entering the Internet services industry, including telecommunications providers such as AT&T Corp. and media companies, such as Time Warner, Inc., who have significantly greater financial resources. We must also be concerned with computer software and hardware companies who could integrate Web site design software into the computer distribution channel, presenting a serious threat to our business. Any of the above companies could expand their offerings and become more directly competitive with us at any time.

   Our competitive advantage is that we focus our telemarketing efforts on the underserved small business market and our India Subsidiary provides low cost Web site design and software development, resulting in effective, affordable and complete Internet solutions for small businesses. We believe that the primary competitive factors determining success in this market are the ability to grow without compromising reliability or service, pricing, creative marketing, effective client support or geographic coverage. Other important factors include the timing of introductions of new offerings and industry and general economic trends. We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in the industry will bring significant pricing pressure. Reductions in rates charged by our competitors could require us to reduce prices charged to our clients, which could cause a decrease in total revenues and revenue per client, and reduce the likelihood of maintaining positive cash flow or profitability in the future.

Intellectual Property Rights

   Although we believe our success is more dependent on our technical, marketing and client service expertise than our proprietary rights, we also value our proprietary rights. We rely on a combination of copyright, trademark and trade secret laws. Federal service mark registrations are pending for WEBVALLEY and the WEBVALLEY logo. We have confidentiality and assignment of invention agreements with all of our employees that provide that we own all business-related inventions, improvements, ideas generated, conceived or reduced to practice by our employees. The laws of India, where our offerings and tools are currently developed, may not protect our intellectual property rights to the same extent as laws in the United States. The steps we have taken may not be adequate to prevent misappropriation of our technology or our competitors may independently develop technologies that are substantially equivalent or superior to our technology.

Employees

   As of March 1, 1999, we employed 85 employees at our corporate headquarters and India Subsidiary. The India Subsidiary operates two shifts per day and employs 40 Web site designers who are responsible for design and maintenance of our clients' web sites, as well as 20 software developers who develop our custom tools for Web site production, management control and infrastructure. These developers have at least a four year university degree in computer science and between 1 and 20 years experience in computer programming. All of our employees are eligible for our stock option plan.

Facilities

   Our corporate headquarters is located in Hopkins, Minnesota, where we lease approximately 3,000 square feet under a lease that expires April 30, 2000. Although this facility is adequate for our current needs, we anticipate needing more space within the next year and we expect that we can secure space at a similar cost to our current facility. Our India Subsidiary leases a 5,000 square foot facility near New Delhi, India. This facility is adequate for our current needs. The lease expires April 1, 2004.

Government Regulations

   Government regulation of the Internet is unsettled and constantly evolving. The major areas of potential legislation or regulation that may affect us are content, taxes, cramming and access fees.

   Content. As the Internet continues to evolve, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. The Telecommunications Act of 1996 and the Communications Decency Act of 1996 already prohibit some types of information and content from being transmitted over the Internet. Although the scope of these prohibitions and the liability associated with violations are currently unsettled and substantial portions of the acts have been held unconstitutional, we cannot predict what effect this legislation or similar legislation will have on our business. If enacted, these laws, rules or regulations could limit the market for our services, or expose us to liability, which could materially adversely affect our business, financial condition and operating results.

   Taxes. Tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made by federal, state and local lawmaking bodies and by foreign governments that could impose taxes on sales, services and other Internet activities. In October 1998, the Internet Tax Freedom Act was signed into law, placing a 3-year federal moratorium on new state and local taxes on Internet commerce. However, future laws imposing taxes or other regulations on commerce over the Internet may substantially impair the growth of e-commerce and as a result, materially adversely affect our business, financial condition and operating results.

   Cramming. Legislation has been introduced in Congress and several states to regulate billing of unauthorized third-party services on local telephone company bills, a practice known as "cramming." The proposed congressional action would grant the Federal Trade Commission jurisdiction to address LEC billing and cramming. Because we currently employ LEC billing methods, this or other legislation regulating or prohibiting LEC billing could materially adversely affect our business, financial condition and operating results.

   Access Fees. Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. If either of these petitions are granted, the costs of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. These types of legislation or regulation could materially adversely affect our business, financial condition and operating results.

Legal Proceedings

   On June 17, 1998, a complaint was filed in the District Court for Hennepin County, Minnesota by a former employee against WebValley and Satya P. Garg, our Chairman, President and Chief Executive Officer. The complaint alleges breach of an alleged oral employment contract and fraudulent inducement to abandon gainful employment at the former employee's own company. The former employee is seeking approximately $55,000 in lost wages and the value of an option to purchase 200,000 shares of our common stock. We believe this suit is without merit and intend to vigorously defend against such claims.

   We are not subject to any other material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers are as follows:

Name                                Age                  Position
----                                --- -------------------------------------------
Satya P. Garg......................  54 President, Chief Executive Officer and
                                        Chairman of the Board of Directors
Raymond L. Moles...................  43 Chief Operating Officer
Robert M. Ringstad.................  42 Chief Financial Officer, Secretary and
                                        Director
Scott A. Schwefel..................  35 Vice President of Marketing and Director
Rakesh Verma.......................  43 Vice President of Technology
James A. Mitchell..................  57 Director
Richard N. Soskin..................  43 Director

   Satya P. Garg founded WebValley in May 1996 and has served as President, Chief Executive Officer and Chairman of the Board of Directors since that time. Mr. Garg is responsible for strategic direction and coordination with our India Subsidiary. In 1982, Mr. Garg founded SM Engineering Company, which specializes in reducing utility costs for manufacturing and property management companies, and he served as its Chief Executive Officer from 1982 to March 1999. He is currently Chairman of SM Engineering. In 1993, Mr. Garg acquired LD Management, Inc., a reseller of long distance services, and served as its Chief Executive Officer and President until March 1999. Although Mr. Garg has held senior management positions at SM Engineering and LD Management, his full time efforts have been devoted to WebValley since its inception. Mr. Garg received a B.S. from MNR Engineering College in Allahabd, India in 1967, and an M.S. in Mechanical Engineering from the University of Minnesota in 1969.

   Raymond L. Moles joined WebValley in 1997 and has held various positions, most recently serving as Chief Operating Officer. From 1986 to 1996, Mr. Moles was the President and owner of PC Maintenance, Inc., which provided personal computer sales, support and networking to small and mid-sized businesses. In 1995, he co-founded World Web Wonders, Inc., a firm that specialized in basic and advanced Web site design and development, Internet-related database integration and network consulting for businesses. WebValley purchased World Web Wonders in March 1997. Mr. Moles earned a B.S. in Business Management from California State University at Fullerton in 1979.

   Robert M. Ringstad joined WebValley in March 1999 as Chief Financial Officer, Secretary and Director. From 1996 to March 1999, Mr. Ringstad served as Chief Financial Officer and Chief Operating Officer of World Satellite Network, Inc., which was publicly held until March 1999, when it was acquired by a private company. World Satellite Network, Inc. is the largest distributor of cable television programming to the private cable marketplace. From 1994 to 1996, Mr. Ringstad served as Vice President of Finance for a private investment office, Family Partners, Ltd. From 1992 to 1994, he served as Chief Financial Officer for Casino Hospitality Corporation. Mr. Ringstad is a certified public accountant and received his B.B.A. in Accounting from the University of Wisconsin at Eau Claire in 1979.

   Scott A. Schwefel was appointed Vice President of Marketing in February 1999 and a Director in March 1999. He had previously served as an outside marketing consultant since December 1998. From 1995 to March 1999, Mr. Schwefel served as Chief Executive Officer of Benchmark Computer Learning, Inc., which provides information technology training for Microsoft, Novell and Lotus products. Prior to becoming Chief Executive Officer of Benchmark, he was its Vice President from 1993 to 1995. He is currently Chairman and principal shareholder of that company. From 1989 to 1991, Mr. Schwefel was Vice President of Sales and co-owner of Tinos, Inc., a manufacturing company that he sold in 1991. Mr. Schwefel graduated from Concordia College of St. Paul, Minnesota in 1988 with a B.A. in Organizational Behavior and Communications.

   Rakesh Verma joined the India Subsidiary in December 1997 and has served in various positions. Since March 1999, Mr. Verma has served as Vice President of Technology of WebValley and is currently responsible for software development and deployment. He has 20 years experience in software project management for a variety of business applications and systems software. Before joining WebValley, Mr. Verma served as Project Manager for Bechtel Group, Inc. from May 1997 to December 1997. Previously, he served as General Systems Manager for Alpine Industries Ltd., a soybean processing and oil exporting company from 1995 to 1997. Mr. Verma headed the software division for Gateway Computers Pte in Singapore from 1993 to 1995. Mr. Verma earned a B.S. in Electrical Engineering in 1977 from the Indore School of Engineering in Indore, India and an M.S. in Computer Science in 1979 from the Indian Institute of Technology in Bombay, India.

   James A. Mitchell became a Director of WebValley in April 1999. From 1984 to the present, Mr. Mitchell has served as Chairman of the Board of IDS Life Insurance Company, a wholly-owned subsidiary of American Express Financial Advisors. Mr. Mitchell joined American Express Financial Advisors in 1984 and served as Executive Vice President of Marketing and Products from 1993 until his retirement in March 1999. He serves as Chairman of the Board of the American College in Bryn Mawr, Pennsylvania and is a member of the Executive Committees of the Boards of the American Council of Life Insurance, the Insurance Federation of Minnesota and the Minneapolis Institute of Arts. Mr. Mitchell also serves as a trustee of Hamline University and the YMCA of Greater Minneapolis. Mr. Mitchell earned a B.A. from Princeton University in 1963.

   Richard N. Soskin became a Director of WebValley in April 1999. Mr. Soskin has served as President and Chief Executive Officer of Centron DPL Company, a leading provider of network services, since 1991. From 1988 to 1991, he served as Chief Financial Officer of Centron. Before joining Centron, Mr. Soskin practiced at the law firms of Thompson & Klaverkamp and Oppenheimer Wolff & Donnelly LLP. Mr. Soskin currently serves on the Boards of Centron DPL, Centron International Ltd. and Lombard Network Systems. Mr. Soskin earned a B.A. from Duke University in 1978 and a J.D. from the University of Minnesota in 1982.

Board of Directors; Committees

   All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors.

   The Compensation Committee of the Board, comprised of Mr. Mitchell and Mr. Soskin, is responsible for reviewing and establishing the compensation structure for our officers and directors, including salary rates, participation in incentive compensation and benefit plans, stock option plans and other forms of compensation. The Compensation Committee will also administer our 1999 Stock Option Plan.

   The Audit Committee of the Board, comprised of Mr. Garg, Mr. Mitchell and Mr. Soskin, reviews the selection and reports of our independent auditors and the adequacy of internal controls for compliance with corporate policies and directives.

Limitation of Liability and Indemnification

   Under provisions of the Minnesota Business Corporation Act, we have adopted provisions in our articles of incorporation that provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the Minnesota Business Corporation Act permits limitation or elimination of the liability of directors. We have been informed that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and thus is unenforceable.

Director Compensation

   We do not pay directors cash compensation; however, they are reimbursed for out-of-pocket expenses incurred while attending Board or committee meetings. Contemporaneously with this offering, we will grant to each of Mr. Mitchell and Mr. Soskin stock options to purchase 25,000 shares of our common stock at an exercise price equal to the initial public offering price per share. Of those option shares, 10,000 shares will vest immediately and 5,000 shares will vest each year for three years on the anniversary of the initial grant. The options will expire five years from the date of grant.

Executive Compensation

   Cash Compensation. As a result of an agreement with outside investors, Satya
P. Garg, our Chief Executive Officer, did not receive any compensation through 1998. Effective April 1, 1999, Mr. Garg will receive an annual salary of $150,000. Raymond L. Moles, our Chief Operating Officer, earned $80,000 in salary in 1998; no officers received total salary and bonus in excess of $100,000 during fiscal year 1998. Robert M. Ringstad, our Chief Financial Officer was hired in March 1999 and will earn an annual salary of $120,000 for 1999 plus a one-time incentive bonus of $35,000 at the closing of this offering. Scott A. Schwefel, our Vice President of Marketing, was hired in February 1999 and will earn an annual salary of $100,000 for 1999.

   Option/SAR Grants. The following table sets forth the information regarding option and SAR grants during fiscal year 1998 for each of our executive officers.

                               Option/SAR Grants

                                                                             Potential
                                                                        Realizable Value at
                                       % of Total                         Assumed Annual
                          Number of   Options/SARs                        Rates of Stock
                          Securities   Granted to                       Price Appreciation
                          Underlying   Employees   Exercise             for Option Term(1)
                         Options/SARs    During      Price   Expiration -------------------
Name                       Granted    Fiscal Year  Per Share    Date       5%        10%
----                     ------------ ------------ --------- ---------- --------- ---------
Scott A. Schwefel(2)....   100,000        32.8%      $1.00    12/24/03
Rakesh Verma(3).........    25,000         8.2%      $1.00    12/24/03

--------
(1) Amounts represent hypothetical gains that could be achieved for the respective options/SARs if exercised at the end of the option/SAR term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options/SARs were granted to their expiration date based on an assumed initial public
     offering price of     per share. These assumptions are not intended to
     forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option/SAR exercises or sales of appreciated stock.
(2) 1,500 shares vest per month for six months beginning January 31, 1999, 2,000 shares vest per month for the seventh through fifty-first months and 1,000 shares vest in the fifty-second month.
(3) Representing an SAR providing for 25% of the shares to vest on each of the first four anniversaries of the date of grant. This SAR has been canceled and replaced with a stock option granted in March 1999 for 36,000 shares with the same vesting schedule and an exercise price of $5.00 per share.

   Aggregate Option Exercises and Year-End Option Values. The following table sets forth the information regarding our aggregate option exercises in fiscal year 1998 and the fiscal year-end options values for each of our executive officers.

                         Aggregate Option/SAR Exercises
                         and Year End Option/SAR Values

                           Number of Securities              Value of
                          Underlying Unexercised     Unexercised In-the-Money
                         Options/SARs at 12/31/98  Options/SARs at 12/31/98 (1)
                         ------------------------- ----------------------------------
Name                     Exercisable Unexercisable  Exercisable        Unexercisable
----                     ----------- ------------- --------------     ---------------
Raymond L. Moles........   80,000       120,000
Scott A. Schwefel.......      -0-       100,000
Rakesh Verma............      -0-        25,000

--------
(1)  Based on an assumed initial public offering price of $    per share, minus
     the exercise price, multiplied by the number of shares underlying the option.

1999 Stock Option Plan

   Our 1999 Stock Option Plan was adopted by the Board of Directors and our shareholders in March 1999. Pursuant to the 1999 Stock Option Plan, we may grant incentive and nonqualified stock options to our employees and directors. A total of 1,000,000 shares of common stock have been reserved for issuance under the 1999 Stock Option Plan.

   Subject to the limitations in the 1999 Stock Option Plan, the Compensation Committee has the sole discretion and authority to determine from time to time the persons to whom options shall be granted and the number of shares covered by each option, to interpret the 1999 Stock Option Plan, to establish vesting schedules, to specify the type of consideration to be paid to us upon exercise and, subject to restrictions, to specify other terms of the options. The Compensation Committee may provide that an option will become immediately exercisable upon a "change in control," as defined in the option agreement setting forth the terms of the option.

   The maximum term of options granted under the 1999 Stock Option Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000 per incidence. Options granted under the 1999 Stock Option Plan are in most cases nontransferable and generally expire within three months after the termination of the optionee's services to us. In general, if an optionee is disabled or dies, the option may be exercised up to 12 months following disability or death, unless the Compensation Committee determines to allow a longer period for exercise.

   The exercise price of incentive stock options must be not less than the fair market value of the common stock on the date of grant. The exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of the stock on the date of grant and the term of those options cannot exceed five years.

   We currently have 216,672 options outstanding to our employees under the 1999 Stock Option Plan. These options are exercisable at a price of $5.00 per share of common stock.

Stock Options Granted Outside the 1999 Stock Option Plan

   Before the adoption of the 1999 Stock Option Plan, we granted nonqualified stock options. Mr. Moles was granted an option to purchase 200,000 shares of common stock at an exercise price of $0.25 per share on March 31, 1997. Seven other employees were granted options to purchase an aggregate of 132,000 shares of common stock at an exercise price of $1.00 per share on December 15, 1998. On December 31, 1998, Mr. Schwefel was granted an option to purchase 100,000 shares of common stock at an exercise price of $1.00, while an additional four consultants were concurrently granted options to purchase an aggregate of 130,000 shares of common stock at an exercise price of $1.00 per share.

Stock Appreciation Rights

   In December 1998, we entered into phantom stock appreciation agreements with various employees of the India Subsidiary. Those agreements were canceled and replaced in March 1999 with nonqualified stock options to purchase an aggregate of 83,232 shares at an exercise price of $5.00 per share. These options were granted under the 1999 Stock Option Plan.

Employment Agreements

   In April 1999, we entered into a two-year employment agreement with Satya P. Garg, which provides for an annual salary of $150,000 and contains a covenant not to compete for a period of one year after termination.

   Under an employment letter dated March 23, 1999, Robert M. Ringstad agreed to be our Chief Financial Officer. Under this employment letter, Mr. Ringstad receives a base salary of $120,000 per year and a one-time incentive bonus of $35,000 at the time of the closing of this offering. In connection with the employment letter, we granted Mr. Ringstad a stock option to purchase 120,000 shares of common stock, which vests over four years and has a term of seven years. Under the employment letter, if Mr. Ringstad is terminated for any reason other than for cause before March 31, 2001, 60,000 shares will vest as of the date of termination. In the event of a "change in control," as defined in the agreement, all unvested options he holds will immediately vest.

                              CERTAIN TRANSACTIONS

   Mr. Garg is 25% owner of U.S. Protel, Inc., a Minnesota corporation, which is presently our principal telemarketer under a one-year, non-exclusive, automatically-renewing contract. We believe our arrangement with U.S. Protel grants us pricing that is more favorable than we could negotiate with an independent telemarketing provider. Nothing was paid to U.S. Protel in 1996 or 1997; the amount paid for these services in 1998 was $832,908.

   Mr. Garg owns 7.5% of Protel Advantage, Inc., a Minnesota corporation. We purchased telemarketing services from Protel Advantage in 1996, 1997 and 1998. The amounts paid to Protel Advantage for these services were $35,344 for 1996, $590,807 for 1997 and $753,097 for 1998. We have no current arrangements with Protel Advantage to purchase additional telemarketing services.

   Mr. Garg and his family own, in the aggregate, 100% of SM Engineering Company and LD Management, Inc., both Minnesota corporations. These companies advanced various sums to WebValley in 1996, 1997 and 1998. The highest outstanding balance in 1996 was $238,100, in 1997 it was $507,900 and in 1998 it was $593,031. We paid interest on these loans in the amount of $59,525 in 1998; no interest was paid in 1996 or 1997. All advances were paid off in 1998. SM Engineering is also guarantor on the lease of our corporate headquarters facility.

   Mr. Garg, a founder, received 8,000,000 shares of our common stock for $20,000 cash, or $0.0025 per share, upon our founding in May 1996.

                             PRINCIPAL SHAREHOLDERS

   The following table provides information concerning the beneficial ownership of our common stock by each executive officer, each director, each shareholder known by us to have beneficial ownership of more than 5% of our outstanding stock and all the executive officers and directors as a group.

                                                     Percentage of Total
                                    Shares          Shares of Common Stock
                                Beneficially(1) ------------------------------
Name of Beneficial Owner             Owned      Before Offering After Offering
------------------------        --------------- --------------- --------------
Satya P. Garg(2)...............    8,000,000         88.9%
Raymond L. Moles(3)............      140,000          1.5%
Robert M. Ringstad(4)..........       18,000            *
Scott A. Schwefel(5)...........        7,500            *
Rakesh Verma...................            0            *
James A. Mitchell(6)...........       10,000            *
Richard N. Soskin(6)...........       10,000            *
Ramesh K. Gupta(7).............      480,000          5.2%
All directors and executive
 officers as a group
 (7 persons)(8)................    8,185,500         89.1%

--------
 *  Less than 1%.
(1) Beneficial ownership is determined in accordance with rules of the SEC. In computing the number of shares beneficially owned by one person and the percentage ownership for that person only, the shares underlying options or warrants which are now exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding. These underlying shares are not deemed outstanding for purposes of computing percentage ownership of any other person. We believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.
(2) Of these shares, 400,000 shares are held by each of Mr. Garg's three children and his spouse. Mr. Garg has power of attorney for all shares beneficially owned. The address for Mr. Garg is 1011 First Street South, Suite 203, Hopkins, Minnesota 55343.
(3)  Includes an option for the purchase of 140,000 shares.
(4)  Includes an option for the purchase of 18,000 shares.
(5)  Includes an option for the purchase of 7,500 shares.
(6)  Includes an option for the purchase of 10,000 shares.
(7) Of these shares, 80,000 shares are held by Mr. Gupta's spouse. Includes warrants to purchase 160,000 shares held by each of Mr. Gupta and his spouse. Mr. Gupta's address is 14 Blue Jay Lane, North Oaks, Minnesota 55127.
(8)  Includes options for the purchase of 185,500 shares.

                           DESCRIPTION OF SECURITIES

   Our authorized capital stock consists of 200,000,000 shares of capital stock with a par value of $0.01, of which 9,000,000 shares of common stock are outstanding.

Common Stock

   As of the date of this prospectus, we had 9,000,000 shares of common stock issued and outstanding. The holders of the common stock:

  . have equal ratable rights to dividends from funds legally available, when, as and if declared by our Board of Directors;

  . are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

  . do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

  . are entitled to one vote per share on all matters which shareholders may vote on at shareholder meetings.

All outstanding shares of common stock are fully paid and nonassessable.

   The shareholders do not have cumulative voting rights for directors, which means that the holders of a majority of the outstanding shares voting for directors can elect all of our directors, and if so, the holders of any remaining shares will be unable to elect any of our directors.

Additional Stock

   The Board of Directors is authorized to issue additional shares of capital stock, in any one or more classes or series, but not to exceed the amount authorized by our articles of incorporation, to fix the dividend, redemption, liquidation, retirement, conversion, voting and other preference rights for the shares. Such additional stock may be common shares or preferred shares and may have superior voting rights or class voting rights, may be convertible into shares of common stock and may rank before the common stock as to payment of dividends or the distribution of assets upon liquidation or dissolution. The consent of the holders of common stock would not be required for issuance of the additional stock, which issuance could adversely affect the voting power of the holders of common stock.

Warrants

   We have outstanding warrants to purchase 2,000,000 shares of our common stock at an exercise price of $0.25 per share. These warrants expire in June 2002.

Minnesota Business Corporation Act

   Section 302A.671 of the Minnesota Business Corporation Act provides that shares acquired in excess of 20%, 33 1/3% or 50% of voting control in some transactions will not be entitled to vote, unless the acquisition of new percentages is approved by the holders of a majority of the outstanding voting stock. For purposes of this vote, the outstanding voting stock does not include the shares held by the acquirer (if already a shareholder) and officers and directors who are also our employees. If the requirements of section 302A.671 are not satisfied, we may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if the offer has been approved by a majority vote of disinterested directors of the issuing corporation.

   Section 302A.673 of the Minnesota Business Corporation Act restricts transactions between us and a shareholder who becomes the beneficial holder of 10% or more of any class of our outstanding voting stock (an "interested shareholder") unless a majority of our disinterested directors have approved, before the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by that shareholder or the acquisition of shares that made that shareholder a statutory interested shareholder. If prior approval is not obtained, this section imposes a prohibition for four years after the interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuance of stock and various other transactions involving us and the interested shareholder or our affiliates.

   In the event of tender offers for our stock, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock, including acquisitions pursuant to mergers, consolidations or statutory share exchanges, within two years following the completion of that offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Board consisting of all of its disinterested directors, excluding present and former officers of the corporation, approves the acquisition before the shares are acquired pursuant to the earlier tender offer.

   These statutory provisions could have the effect of delaying or preventing a change in our control in a transaction or series of transactions not approved by the Board of Directors.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of the offering, we will have an aggregate of     shares of
common stock outstanding. All of the shares sold in the offering will be freely transferable without restriction or limitation under the Securities Act, except for any shares purchased by our "affiliates" (as the term is defined under the Securities Act). The remaining 9,000,000 shares are "restricted securities" within the meaning of Rule 144 and the resale of the shares is restricted for two years from the date acquired. Of these "restricted securities," all 9,000,000 shares have been held for the required one-year period and will be tradable upon completion of the offering, subject to the 180-day lock-up period described below and the restrictions of Rule 144 for shares held by affiliates or for shares held less than the required two-year period.

   In general, under Rule 144, as currently in effect, a person, or persons whose shares are required to be aggregated, who has beneficially owned, for at least one year, shares of common stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of ours is entitled to sell within any three-month period the number of shares of common stock that does not exceed the greater of 1% of the number of then outstanding shares or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to notice and manner of sale requirements and to the availability of current public information about us and must be made in unsolicited brokers' transactions or to a market maker. A person, or persons whose shares are aggregated, who is not an "affiliate" of ours under the Securities Act during the three months preceding a sale and who has beneficially owned the shares for at least two years is entitled to sell the shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of the rule. Rule 144 does not require the same person to have held the securities continuously for the applicable periods.

   WebValley and our officers, directors and shareholders, who will hold collectively 9,000,000 outstanding shares of common stock after the offering, have agreed not to offer or sell any shares of common stock for a period of 180 days following the date of this prospectus without the prior written consent of John G. Kinnard and Company, Incorporated, subject to limited exceptions. If this 180-day lock-up period is waived by John G. Kinnard and Company, Incorporated, then all of the 9,000,000 shares would be freely tradable subject to the 90-day information and other requirements of Rule 144 for shares held by affiliates or for shares held less than the required two-year period.

   After the offering, we intend to file a registration statement on Form S-8 to register 1,562,000 shares of common stock, which is the aggregate of all shares reserved for issuance pursuant to the 1999 Stock Option Plan and shares underlying certain nonqualified options granted to employees and consultants. Accordingly, shares issued upon exercise of the options will be freely tradable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144 and the lock-up agreements, by holders who are our affiliates.

   Holders of warrants to purchase 2,000,000 shares of common stock will be allowed to exercise their warrants on a "cashless" exercise basis entitling them to convert their warrants into shares. These shares received upon exercise of the warrants will be freely tradable, subject to the lock-up agreement signed by all holders of warrants.

   Before this offering, there was no market for the common stock. No predictions can be made of the effect, if any, that market sales of shares of common stock or the availability of the shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of common stock could adversely affect the prevailing market price of the common stock, as well as impair our ability to raise capital through the issuance of additional equity securities.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement
dated      , 1999, the underwriters named below, who are represented by John G.
Kinnard and Company, Incorporated, Kaufman Bros., L.P. and Pacific Crest Securities Inc. have severally agreed to purchase from us the number of shares shown opposite their names below.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   John G. Kinnard and Company, Incorporated..........................
   Kaufman Bros., L.P. ...............................................
   Pacific Crest Securities Inc. .....................................
                                                                         ----
     Total............................................................
                                                                         ====

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. The obligation of the underwriters to purchase the shares is several and not joint, meaning that, subject to the terms of the underwriting agreement, each underwriter is obligated to purchase only the number of shares shown opposite its name.

   The underwriters propose to initially offer some of the shares directly to the public at the public offering price shown on the cover page of this prospectus and some of the shares to some dealers at the public offering price
less a concession not in excess of $    per share. The underwriters may allow,
and these dealers may re-allow, a concession not in excess of $    per share on
sales to other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and the concessions.

   We have granted the underwriters an option exercisable for 30 days from the
date of the underwriting agreement, to purchase up to     additional shares at
the public offering price less the underwriting fees. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.

   We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities. We have been informed that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and thus is unenforceable.

   In connection with financial advisory services rendered, we have agreed to issue to John G. Kinnard and Company, Incorporated, for nominal consideration,
a warrant to purchase up to     shares of our common stock. The warrant is not
exercisable during the first year after the date of this prospectus and
thereafter it is exercisable at a price per share equal to $    for a period of
four years. The warrant contains customary antidilution provisions and obligates us to register the shares underlying the warrant under the Securities Act once at the election of the holders and at any other time that we file a registration statement under the Securities Act. The warrant also includes "cashless" exercise provisions entitling the holder to convert the warrant into shares of common stock. For a period of one year from the date of this prospectus, the warrant will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of John G. Kinnard and Company, Incorporated.

   The representatives have informed us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   In order to facilitate the offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot common stock in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. The underwriters may also reclaim selling concessions allowed to an underwriter or dealer for distributing common stock in the offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the underwriters may bid for and purchase shares of common stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the common stock above the market level that may otherwise prevail. The underwriters are not required to engage in these activities and may end any of these activities any time.

   In connection with this offering, the underwriters and/or selling group members may engage in passive market making transactions with the common stock on the Nasdaq National Market immediately before the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Passive market making consists of displaying bids on the Nasdaq National Market which are limited by the bid prices of independent market makers and making purchases limited by the prices and effected in response to order flow. Net purchases by passive market makers on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified prior period and must be discontinued when the limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

   At our request, the underwriters have reserved up to shares for sale to our officers, directors, employees, business associates and related parties at the initial public offering price. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent that these persons purchase the reserved shares.

   Each of our directors, executive officers and shareholders have agreed, for a period of 180 days from the effective date of this offering, not to offer,
sell or otherwise dispose of an aggregate of     shares of common stock
beneficially held by them without the prior written consent of John G. Kinnard and Company, Incorporated.

   Before this offering, there was no public market for our common stock. Consequently, the price at which shares are sold in this offering was determined through negotiation between us and the underwriters and bears no relation to our current earnings, book value, net worth or financial statement criteria of value. We cannot assure you that the price at which shares will sell in the public market after this offering will not be lower than the price at which shares are sold in this offering.

   The foregoing is a brief summary of the material provisions of the underwriting agreement and does not purport to be a complete statement of their terms and conditions. The underwriting agreement has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

                                 LEGAL MATTERS

   The validity of the common stock offered will be passed upon for us by Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota. Legal matters will be passed upon for the underwriters by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1997, and for the years ended December 31, 1998 and 1997 and for the period from May 22, 1996 (inception) to December 31, 1996, as shown in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement with the SEC on Form S-1 relating to the common stock offered in this initial public offering. This prospectus is part of the registration statement, but does not contain all of the information in the registration statement and its exhibits and schedules. You may read our registration statement, exhibits and schedules for free at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

                                WEBVALLEY, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors............................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998..............  F-3
Consolidated Statements of Operations as of December 31, 1997 and 1998....  F-4
Consolidated Statement of Shareholders' Equity as of December 31, 1997 and
 1998.....................................................................  F-5
Consolidated Statements of Cash Flows as of December 31, 1997 and 1998....  F-6
Notes to Consolidated Financial Statements................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
WebValley, Inc.

   We have audited the consolidated balance sheets of WebValley, Inc. as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the period from May 22, 1996 (date of inception) through December 31, 1996 and each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WebValley, Inc. at December 31, 1997 and 1998 and the consolidated results of its operations and its cash flows for the period from May 22, 1996 (date of inception) through December 31, 1996 and each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Minneapolis, Minnesota
February 9, 1999

                                WEBVALLEY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                        ---------------------
                                                          1997        1998
                                                        ---------  ----------
                        Assets
Current assets:
  Cash and cash equivalents............................ $  16,114  $  183,875
  Accounts receivable..................................   568,300   1,027,337
  Prepaids and other assets............................     4,668      36,023
                                                        ---------  ----------
    Total current assets...............................   589,082   1,247,235
Property and equipment, net............................    75,288     301,782
Goodwill, net of amortization of $45,357...............       --      274,812
Deferred financing costs, net of amortization of
 $5,000................................................       --       25,000
                                                        ---------  ----------
    Total assets....................................... $ 664,370  $1,848,829
                                                        =========  ==========

         Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..................................... $  23,953  $  145,414
  Accrued expenses.....................................    58,708      65,330
  Related party note payable...........................   452,900         --
  Acquisition debt.....................................       --       31,750
                                                        ---------  ----------
    Total current liabilities..........................   535,561     242,494
Note payable...........................................       --      757,810
Shareholders' equity:
  Common stock, $.01 par value:
   Authorized shares--200,000,000
   Issued and outstanding shares--9,000,000............    90,000      90,000
  Additional paid-in capital...........................   180,000     359,700
  Deferred compensation................................       --     (179,700)
  Accumulated other comprehensive loss.................       --       (3,941)
  Retained earnings (deficit)..........................  (141,191)    582,466
                                                        ---------  ----------
    Total shareholders' equity.........................   128,809     848,525
                                                        ---------  ----------
    Total liabilities and shareholders' equity......... $ 664,370  $1,848,829
                                                        =========  ==========

                            See accompanying notes.

                                WEBVALLEY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           Period from
                                           May 22, 1996
                                             (date of
                                            inception)   Year ended December
                                             through             31,
                                           December 31, ----------------------
                                               1996        1997       1998
                                           ------------ ---------- -----------
Net sales.................................  $  236,529  $2,360,575 $ 6,544,316
Cost of goods sold........................      45,450     177,639     701,258
                                            ----------  ---------- -----------
Gross profit..............................     191,079   2,182,936   5,843,058
Expenses:
  Sales and marketing.....................     161,697     819,490   1,845,441
  General and administrative..............     176,536   1,305,494   3,217,191
                                            ----------  ---------- -----------
                                               338,233   2,124,984   5,062,632
                                            ----------  ---------- -----------
Operating income (loss)...................    (147,154)     57,952     780,426
Interest expense..........................      11,982      40,007      56,769
                                            ----------  ---------- -----------
Net income (loss).........................  $ (159,136) $   17,945 $   723,657
                                            ==========  ========== ===========
Pro forma consolidated statements of
 operations data (unaudited):
  Net income (loss) as reported...........  $ (159,136) $   17,945 $   723,657
  Pro forma income tax provision..........         --        7,620     300,380
                                            ----------  ---------- -----------
  Pro forma net income (loss).............  $ (159,136) $   10,325 $   423,277
                                            ==========  ========== ===========
  Pro forma net income (loss) per share:
    Basic.................................  $     (.03) $      .00 $       .05
    Diluted...............................  $     (.03) $      .00 $       .04
Weighted average number of shares
 outstanding:
  Basic...................................   4,886,667   8,541,667   9,000,000
  Diluted.................................   4,886,667   9,779,167  10,761,100


                            See accompanying notes.

                                WEBVALLEY, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                            Accumulated
                             Common Stock       Additional     Other
                          --------------------   Paid-in   Comprehensive   Deferred   Retained
                            Shares     Amount    Capital       Loss      Compensation Earnings     Total
                          ----------  --------  ---------- ------------- ------------ ---------  ---------
Original issuance of
 common stock at $.0025
 per share in May 1996
 (inception)............   8,000,000  $ 80,000   $(60,000)    $   --      $     --    $     --   $  20,000
Value of stock issued in
 lieu of cash for
 services rendered......   2,000,000    20,000    (15,000)        --            --          --       5,000
Repurchase of common
 stock originally issued
 at $.0025 per share....  (2,000,000)  (20,000)    15,000                                   --      (5,000)
Net loss for the year...         --        --         --          --            --     (159,136)  (159,136)
                          ----------  --------   --------     -------     ---------   ---------  ---------
Balance at December 31,
 1996...................   8,000,000    80,000    (60,000)        --            --     (159,136)  (139,136)
Issuance of common stock
 at $.25 per share......   1,000,000    10,000    240,000         --            --          --     250,000
Net income..............         --        --         --          --            --       17,945     17,945
                          ----------  --------   --------     -------     ---------   ---------  ---------
Balance at December 31,
 1997...................   9,000,000    90,000    180,000         --            --     (141,191)   128,809
Consulting expense
 associated with options
 issued for services....         --        --     103,500         --       (103,500)        --         --
Deferred compensation
 associated with phantom
 stock issued to
 employees..............         --        --      19,300         --        (19,300)        --         --
Deferred compensation
 associated with options
 issued to employees at
 prices below market....         --        --      56,900         --        (56,900)        --         --
Change in foreign
 currency translation...         --        --         --       (3,941)          --          --      (3,941)
Net income..............         --        --         --          --            --      723,657    723,657
                                                                                                 ---------
Comprehensive income....         --        --         --          --            --          --     719,716
                          ----------  --------   --------     -------     ---------   ---------  ---------
Balance at December 31,
 1998...................   9,000,000  $ 90,000   $359,700     $(3,941)    $(179,700)  $ 582,466  $ 848,525
                          ==========  ========   ========     =======     =========   =========  =========


                            See accompanying notes.

                                WEBVALLEY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             Period from
                                             May 22, 1996
                                               (date of
                                              inception)      Year ended
                                               through       December 31,
                                             December 31, --------------------
                                                 1996       1997       1998
                                             ------------ ---------  ---------
Operating activities
Net income (loss)..........................   $(159,136)  $  17,945  $ 723,657
Adjustments to reconcile net income (loss)
 net cash provided by (used in) operating
 activities:
  Depreciation.............................       1,682      13,830     61,915
  Amortization.............................         --          --      50,357
  Value of stock issued in lieu of cash
   compensation............................       5,000         --         --
  Loss on disposal of fixed assets.........         --       11,693        --
  Changes in operating assets and
   liabilities:
    Accounts receivable....................    (117,043)   (451,257)  (387,466)
    Prepaid expenses and other assets......      (1,491)     (3,177)        89
    Accounts payable.......................      22,646       1,307    113,504
    Accrued expenses.......................      13,668      45,040    (56,822)
                                              ---------   ---------  ---------
Net cash provided by (used in) operating
 activities................................    (234,674)   (364,619)   505,234
Investing activities
Acquisition of business, net of cash
 acquired..................................         --          --    (372,072)
Purchase of property and equipment.........     (12,211)    (90,282)  (237,302)
                                              ---------   ---------  ---------
Net cash used in investing activities......     (12,211)    (90,282)  (609,374)
Financing activities
Net proceeds from issuance of common
 stock.....................................      15,000     250,000        --
Proceeds from issuance of notes payable....         --          --     757,810
Net proceeds from issuance of related party
 notes payable.............................     238,100     214,800        --
Payment of debt issuance costs.............         --          --     (30,000)
Payment on related party notes payable.....         --          --    (452,900)
                                              ---------   ---------  ---------
Net cash provided by financing activities..     253,100     464,800    274,910
Effect of exchange rate changes on cash....         --          --      (3,009)
                                              ---------   ---------  ---------
Increase in cash and cash equivalents......       6,215       9,899    167,761
Cash and cash equivalents at beginning of
 period....................................         --        6,215     16,114
                                              ---------   ---------  ---------
Cash and cash equivalents at end of
 period....................................   $   6,215   $  16,114  $ 183,875
                                              =========   =========  =========
Supplemental schedule of non-cash financing
Issuance of debt in connection with India
 Subsidiary acquisition....................   $     --    $     --   $  31,750
                                              =========   =========  =========

                            See accompanying notes.

                                WEBVALLEY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

1. Summary of Significant Accounting Policies

 Business Activity

   WebValley, Inc. (the "Company") provides Internet solutions to small businesses throughout the United States. The current business solution consists of Web site design and hosting, unlimited Internet access, a virtual domain name and up to five e-mail accounts. The Company was incorporated in the State of Minnesota on May 22, 1996.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its majority owned subsidiary, Software Moguls India Private Limited ("India Subsidiary"). The Company owned 85% of the India Subsidiary as of December 31, 1998. All references to the Company in these financial statements relate to the consolidated entity. All intercompany balances and transactions have been eliminated in consolidation.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value. The securities are considered available-for-sale and consist primarily of government securities.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

   Furniture and fixtures........................................ 7 years
   Office equipment.............................................. 3 to 5 years
   Leasehold improvements........................................ 3 years

 Income Taxes

   The Company has elected S corporation status under the Internal Revenue Code, whereby net income of the Company is allocated to the shareholders to be reported on their individual income tax returns. Accordingly, no provision for federal or state income taxes has been made in the financial statements. A pro forma income tax provision has been presented in the consolidated statement of operations as if the Company were a C corporation using an estimated full statutory rate.

 Revenue Recognition

   The Company recognizes monthly service revenue after the expiration of a thirty-day acceptance period. Revenue is recognized in the month that the service is provided. The third-party billing services that the Company uses holds back a certain percentage of the gross monthly fee to cover administrative costs and potential bad debts.

 Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable. The Company has a credit policy which helps minimize credit risk. Management believes this risk is limited due to the large number and diversity of clients which comprise the Company's customer base.

                                WEBVALLEY, INC.

 Foreign Operations

   The Company's international operations represent an integral portion of the Company's overall operating strategy. All of the Company's Web site design is performed at the India Subsidiary.

   The Company's international operations are subject to a number of risks including currency exchange rate fluctuations, changes in foreign governments and their laws and policies, and expropriation or requirements of local or shared ownership. The Company believes that the availability of technical expertise in other markets mitigates these risks.

 Comprehensive Income

   Comprehensive income is composed of net income and the foreign currency translation adjustments.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although estimates are considered to be fairly stated at the time the estimates are made, actual results could differ from those estimates.

 Research and Development Costs

   All research and development costs are charged to operations as incurred.

 Stock-Based Compensation

   The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   The Company provides the information under the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Accordingly, the Company has made pro forma disclosure of what net income and income per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

 Impairment of Long-Lived Assets

   The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

 Per Share Data

   Basic earnings per share is computed by dividing net income by the weighted average shares outstanding and excluding any dilutive effects of options and warrants. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

   In March 1997 and August 1998, the Board of Directors approved a 100-for-1 and 4-for-1 stock split, respectively, for common stock. All share, per share and weighted average information has been restated to reflect the splits.

                                WEBVALLEY, INC.

 Intangible Assets

   Intangibles consist of goodwill and deferred financing costs incurred in connection with the India Subsidiary acquisition and issuance of long-term debt, respectively. Goodwill is being amortized on a straight-line basis over five years. Deferred financing costs are being amortized over the term of the facility on a straight-line basis.

 Recently Issued Accounting Standards

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. Statement of Position 98-1 is effective for financial statements for years beginning after December 15, 1998. Statement of Position 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect this standard to have a material effect on its capitalization policy.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities, there will be no impact to its results of operations, financial position or cash flows upon the adoption of this standard.

2. Related Party Transactions

   Two companies owned by the majority shareholder advanced various sums to the Company in 1996, 1997 and 1998. The highest amounts outstanding were $238,100, $507,900 and $593,031 in 1996, 1997 and 1998, respectively. All amounts including accrued interest of $59,525 were paid off in 1998.

   The Company entered into an agreement with a third party to provide telemarketing services beginning in 1998. The majority shareholder of the Company owns 25% of the third party. For services performed under the agreement, the Company paid the third party $832,908 for the year ended December 31, 1998.

   The Company also purchased telemarketing services from a third party in which the majority shareholder has a 7.5% interest. Amounts paid to this company for these services were $35,344, $590,807 and $753,097 in 1996, 1997 and 1998, respectively.

                                WEBVALLEY, INC.

3. Property and Equipment

   Property and equipment consists of the following:

                                                                 December 31,
                                                               ----------------
                                                                1997     1998
                                                               ------- --------
   Furniture and fixtures..................................... $30,601 $ 50,552
   Office equipment...........................................  53,932  307,080
   Leasehold improvements.....................................   4,585   19,895
                                                               ------- --------
                                                                89,118  377,527
   Accumulated depreciation...................................  13,830   75,745
                                                               ------- --------
                                                               $75,288 $301,782
                                                               ======= ========

4. Financing Agreement

   In July 1998, the Company entered into a $3,000,000 revolving credit facility with a bank which matures in July 2001. The facility accrues interest at a rate of 3% above the prime rate (9.75% at December 31, 1998) and is payable on a monthly basis. The facility is secured by all of the Company's assets. The Company has borrowings of $757,810 outstanding against the facility at December 31, 1998 and paid interest associated with the facility of $35,170 in 1998. The loan agreement provides for a termination fee in general equal to the greater of the aggregate interest paid in the six months prior to termination or the minimum monthly interest multiplied by the number of months from termination to the end of the loan.

5. Leases

   The Company leases its office facility under a noncancelable operating lease agreement which expires on April 30, 2000. Under the facility agreement, the Company is required to pay base rent plus a percentage of the landlord's operating expenses. The India Subsidiary leases its office facility under an operating lease agreement which expires in April 2004.

   Total rent expense, inclusive of the Company's portion of the landlord's operating expenses, under noncancelable operating leases was $3,455, $31,683 and $49,904 for the years ended December 31, 1996, 1997 and 1998, respectively.

   Future minimum lease commitments, exclusive of costs associated with the landlord's operating costs, required under the noncancelable operating leases as of December 31, 1998 are not material.

6. Common Stock

   In June 1997, the Company completed a private placement in which the Company sold 1,000,000 shares of common stock at $.25 per share, including warrants to purchase an additional 2,000,000 shares of common stock exercisable at $.25 per share. The warrants expire on June 2, 2002.

   In December 1998, the Company granted options to consultants, for services rendered, to purchase 230,000 shares of common stock at $1.00 per share. These options vest over time and expire on December 31, 2003. The Company valued the options in the amount of $103,500 and will recognize compensation expense over the vesting period.

                                WEBVALLEY, INC.

7. Deferred Compensation

   In December 1998, the Company entered into phantom stock appreciation agreements with various employees of the India Subsidiary. As part of the agreements, the employees are eligible to earn bonuses in the amount of the accretion in the fair market value of the Company's common stock over the strike price of the phantom stock times the number of vested shares of phantom stock. These phantom shares vest over a four year period. In the event of the liquidation of the Company, registration of the Company's common stock, or the effect of sale or merger of the Company, the shares vest automatically and payment of the bonus amount is calculated at that time. These agreements expire upon the earlier of the fifth anniversary of these agreements, the conversion of the vested shares into options of the Company or the effect of a merger of the Company which results in the use of the pooling of interest method, if existence of these agreements would prohibit such a merger. The Company recorded deferred compensation of $19,300 and will recognize compensation expense over the vesting period. See Note 11.

8. Stock Options

   On March 31, 1997, the Company granted a non-plan option to a key employee to purchase 200,000 shares of the Company's common stock at $.25 per share. The option granted has a five-year term and vests and becomes fully exercisable over three years of continued employment with the Company.

   On December 15, 1998, the Company granted additional non-plan options to various employees to purchase 132,000 shares of the Company's common stock at $1.00 per share. The options granted have a seven-year term and vest and become fully exercisable over five years of continued employment with the Company. These options were issued at an exercise price below the current appraised fair market value of the Company's stock. The Company valued the options at $56,900 and will recognize compensation expense over the vesting period.

   The following table summarizes information about the non-plan employee stock options outstanding at December 31, 1998:

                        Options Outstanding         Options Exercisable
                    ---------------------------- --------------------------
                                    Weighted                    Weighted
                                    Average                     Average
   Exercise Price     Number       Remaining       Number    Exercise Price
    Per Share       Outstanding Contractual Life Outstanding   Per Share
   --------------   ----------- ---------------- ----------- --------------
   $ .25              200,000      2.3 years       20,000        $ .25
    1.00              132,000      5.0 years          --           --
                      -------                      ------
   $ .25-$1.00        332,000      3.4 years       20,000        $ .25
                      =======                      ======

   The number of options exercisable as of year end 1997 and 1998 were 5,000 and 20,000, respectively, at a weighted average exercise price of $.25 per share.

   Pro forma information regarding net income and income per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the minimum value

                                WEBVALLEY, INC.

option pricing model with the following assumptions for 1997 and 1998: risk-free interest rates of 5.36% and 4.56%, respectively; dividend yield of 0%; and a weighted average expected life of the option of five years.

   The weighted average fair value of options granted during the years ended December 31, 1997 and 1998 was $.06 and $.45 per share, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information, which is inclusive of the pro forma tax provision, is as follows:

                                                                1997     1998
                                                              -------- --------
   Pro forma net income......................................  $7,328  $418,775
   Pro forma basic net income per common share...............  $  .00  $    .05
   Pro forma diluted net income per share....................  $  .00  $    .04

9. Acquisition

   On April 21, 1998, the Company entered into an agreement with the India Subsidiary to acquire 85% of the issued and outstanding ownership interest of the India Subsidiary for $422,165. The acquisition was accounted for as a purchase. On January 1, 1999, the Company purchased, subject to the final approval of the Reserve Bank of India, the remaining 15% of the issued and outstanding ownership interests of the India Subsidiary for $65,302.

10. Litigation

   On June 17, 1998, a complaint was filed in the District Court for Hennepin County, Minnesota by a former employee against the Company and its majority shareholder. The complaint alleges breach of an alleged oral employment contract and fraudulent inducement to abandon gainful employment at the former employee's own company. The former employee is seeking approximately $55,000 in lost wages and the value of an option to purchase 200,000 shares of the Company's common stock. The Company believes this suit is without merit and intends to vigorously defend against such claims.

11. Subsequent Events

   In March 1999, the Company adopted the 1999 Stock Option Plan. The Company reserved 1,000,000 shares for issuance to employees and directors as either incentive based options or nonqualified options. In March 1999, the Company issued 133,440 options to employees under the 1999 Stock Option Plan at an exercise price of $5.00 per share.

   In March 1999, the Company also terminated the phantom stock appreciation agreements with the various employees of the India Subsidiary (Note 7). As part of the termination of these agreements each holder was granted a five year nonstatutory stock option under the 1999 Stock Option Plan at an exercise price of $5.00, vesting 25 percent each year beginning December 24, 1999 and expiring on December 24, 2003. A total of 83,232 options were granted as part of this transaction.

                                WEBVALLEY, INC.

12. Net Income Per Share

   The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net income (loss) per share:

                                                   1996      1997       1998
                                                 --------- --------- ----------
   Denominator for basic net income per share--
    weighted-average shares....................  4,886,667 8,541,667  9,000,000
   Effect of dilutive securities:
     Stock options.............................        --    112,500    161,100
     Warrants..................................        --  1,125,000  1,600,000
                                                 --------- --------- ----------
   Denominator for diluted net income per
    share--adjusted weighted-average shares and
    assumed conversions........................  4,886,667 9,779,167 10,761,100
                                                 ========= ========= ==========

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

SEC registration fee.................................................... $9,591
NASD filing fee.........................................................  3,950
Nasdaq listing fee......................................................
Legal fees and expenses.................................................
Accounting fees and expenses............................................
Blue Sky fees and expenses..............................................
Printing expenses.......................................................
Transfer agent fees and expenses........................................
Miscellaneous expenses..................................................
Total................................................................... $

Item 14. Indemnification of Directors and Officers

   Minnesota Statutes Section 302A.521 requires that we indemnify a person made or threatened to be made a party to a proceeding, by a reason of the former or present official capacity of the person with respect to us, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in our best interests, or in the case of performance by our director, officer, employee or agent as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to our best interests. In addition, Section 302A.521, subd. 3 requires us to pay, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

   Under the terms of the form of Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify, under certain conditions, us, our directors, certain of our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, we have sold the following securities pursuant to exemptions from registration under the Securities Act. All such sales were made in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act for transactions not involving a public offering or pursuant to Rule 701 under the Securities Act for securities sold pursuant to certain compensatory benefit plans and contracts relating to compensation, and related state securities laws. Unless otherwise stated, all shares were issued directly by us, no underwriters were involved and, except as otherwise noted below, no discount, commission or other transaction-related remuneration was paid. *[Share figures have been adjusted for the 4 for 1 stock split that was effective on August 31, 1998 and the 100 for 1 stock split that was effective on March 31, 1997.]

   1. On May 22, 1996, we issued an aggregate of 10 million common shares to two founders in consideration of $25,000 cash.

   2. As part of a units offering in June 1997 (where each unit consisted of one share of common stock plus a warrant for the purchase of two additional shares of common stock, at a price of $0.25 per unit), we issued warrants to purchase an aggregate of 2,000,000 shares of our common stock at an exercise price of $0.25 per share and 1,000,000 common shares to outside investors.

   3. On March 31, 1997, we granted a five year option to purchase 200,000 shares of our common stock at $0.25 per share to a former employee which terminated without exercise 90 days after his termination of employment with us.

   4. On March 31, 1997, we granted a five year option to purchase 200,000 shares of our common stock at $0.25 per share to Raymond L. Moles.

   5. On December 15, 1998, we granted options to purchase an aggregate of 132,000 shares of our common stock at $1.00 per share to seven of our employees.

   6. On December 31, 1998, we granted four year options to purchase an aggregate of 230,000 shares of our common stock at $1.00 per share to certain consultants of ours.

   7. On March 23, 1999, we granted seven year options to purchase 120,000 shares of our common stock at $5.00 per share to Robert M. Ringstad.

   8. On March 23, 1999, we granted five year options to purchase an aggregate of 96,672 shares of our common stock at $5.00 per share to certain of our employees.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit No.                             Description
 -----------                             -----------
     1.1     Draft of underwriting agreement.

     3.1 Amended and restated articles of incorporation of the registrant dated March 28, 1997, with articles of amendment dated October 22, 1998 and March 23, 1999.

     3.2     Restated by-laws of the registrant.

     4.1*    Specimen of common stock certificate.

     4.2     Draft of underwriter's warrant to purchase common stock.

     5.1*    Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.

    10.1 Non-qualified stock option agreement between WebValley, Inc. and Scott A. Schwefel for the purchase of 100,000 shares of common stock of WebValley, Inc., dated December 31, 1998.

    10.2 Form of non-qualified stock option agreement between WebValley, Inc. and each of four consultants for the purchase of an aggregate of 130,000 shares of common stock of WebValley, Inc., dated
             December 31, 1998.

    10.3 Non-qualified stock option agreement between WebValley, Inc. and Raymond L. Moles dated March 31, 1997.

    10.4 Form of non-qualified stock option agreement between WebValley, Inc. and each of seven employees for the purchase of an aggregate of 132,000 shares of common stock of WebValley, Inc., dated
             December 15, 1998.

    10.5 1999 Stock Option Plan of WebValley, Inc. and affiliated companies, with forms of Non Qualified and Incentive Stock Option
             Agreements.

    10.6     Employment letter dated March 23, 1999 between WebValley, Inc. and
             Robert M. Ringstad, as amended.

    10.7 Non-qualified stock option agreement between WebValley, Inc. and Robert M. Ringstad dated March 23, 1999.

    10.8     Loan and security agreement dated July 16, 1998 between WebValley,
             Inc., as borrower, and Coast Business Credit, as lender.

    10.9     Agreement with U.S. Protel, Inc.

    10.10    Lease for corporate headquarters facility dated March 14, 1997.

    21.1     Subsidiaries of the registrant.

    23.1     Consent of Ernst & Young LLP

    23.3* Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (to be included in Exhibit No. 5.1 to the Registration Statement).

    24.1     Powers of Attorney (included on Signature Page).

    27.1     Financial Data Schedule.

--------
* To be filed by amendment.

   (b) Financial Statement Schedules

   None required.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons under the provisions summarized in Item 14 above, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

   We hereby undertake to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   We hereby undertake that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 7, 1999.

                                          WebValley, Inc.

                                                     /s/ Satya P. Garg
                                          By __________________________________
                                                       Satya P. Garg
                                                  Chairman, President and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Satya P. Garg and Robert M. Ringstad, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full powers and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 7, 1999.

              Signature                               Title
              ---------                               -----

          /s/ Satya P. Garg            Chairman of the Board, President
______________________________________  and Chief Executive Officer and
            Satya P. Garg               Director (principal executive
                                        officer)

        /s/ Robert M. Ringstad         Chief Financial Officer, Secretary
______________________________________  and Director (principal financial
          Robert M. Ringstad            and accounting officer)

        /s/ Scott A. Schwefel          Vice President of Marketing and
______________________________________  Director
          Scott A. Schwefel

        /s/ James A. Mitchell          Director
______________________________________
          James A. Mitchell

                                       Director
______________________________________
          Richard N. Soskin

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
     1.1     Draft of underwriting agreement.

     3.1 Amended and restated articles of incorporation of the registrant dated March 28, 1997, with articles of amendment dated October 22, 1998 and March 23, 1999.

     3.2     Restated by-laws of the registrant.

     4.1*    Specimen of common stock certificate.

     4.2     Draft of underwriter's warrant to purchase common stock.

     5.1*    Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.

    10.1 Non-qualified stock option agreement between WebValley, Inc. and Scott A. Schwefel for the purchase of 100,000 shares of common stock of WebValley, Inc., dated December 31, 1998.

    10.2 Form of non-qualified stock option agreement between WebValley, Inc. and each of four consultants for the purchase of an aggregate of 130,000 shares of common stock of WebValley, Inc., dated
             December 31, 1998.

    10.3 Non-qualified stock option agreement between WebValley, Inc. and Raymond L. Moles dated March 31, 1997.

    10.4 Form of non-qualified stock option agreement between WebValley, Inc. and each of seven employees for the purchase of an aggregate of 132,000 shares of common stock of WebValley, Inc., dated
             December 15, 1998.

    10.5 1999 Stock Option Plan of WebValley, Inc. and affiliated companies, with forms of Non Qualified and Incentive Stock Option
             Agreements.

    10.6     Employment letter dated March 23, 1999 between WebValley, Inc. and
             Robert M. Ringstad, as amended.

    10.7 Non-qualified stock option agreement between WebValley, Inc. and Robert M. Ringstad dated March 23, 1999.

    10.8     Loan and security agreement dated July 16, 1998 between WebValley,
             Inc., as borrower, and Coast Business Credit, as lender.

    10.9     Agreement with U.S. Protel, Inc.

    10.10    Lease for corporate headquarters facility dated March 14, 1997.

    21.1     Subsidiaries of the registrant.

    23.1     Consent of Ernst & Young LLP

    23.3* Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (to be included in Exhibit No. 5.1 to the Registration Statement).

    24.1     Powers of Attorney (included on Signature Page).

    27.1     Financial Data Schedule.

--------
* To be filed by amendment.